Filed pursuant to Rule 424(b)(3)
Registration No. 333-199129

SUPPLEMENT NO. 8
DATED AUGUST 25, 2017
TO THE PROSPECTUS DATED APRIL 24, 2017
OF INLAND RESIDENTIAL PROPERTIES TRUST, INC.

This Supplement No. 8 supplements, and should be read in conjunction with, the prospectus of Inland Residential Properties Trust, Inc., dated April 24, 2017, as previously supplemented by Supplement No. 6 dated July 18, 2017 (which superseded and replaced all prior supplements) and Supplement No. 7 dated August 2, 2017. Unless otherwise defined in this Supplement No. 8, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Prospectus Updates

Questions and Answers About the Offering

The following disclosure replaces the corresponding disclosure captioned “Q: What competitive advantages does the Company achieve through its relationship with Inland?,” which begins on page 3 of the prospectus.

A: We believe our relationship with Inland provides us with many benefits, including:

•	Sponsor Experience – Inland has more than forty-five years of experience in acquiring and managing real estate assets. Inland has sponsored 721 programs, including 508 private and public limited partnerships, 205 Section 1031 exchange programs and eight non-listed REITs (including one private REIT), as of June 30, 2017.
•	Experienced Acquisition Team – Inland Real Estate Acquisitions, Inc., or “IREA,” and other affiliates of IREIC assist us in identifying potential acquisition opportunities, negotiating contracts related thereto and acquiring real estate assets on our behalf. Since January 2007, the individuals performing services for these entities have closed over 1,700 transactions involving real estate with an aggregate purchase price of approximately $23.9 billion.
•	Experienced Management Team – Inland’s management team has substantial experience in all aspects of acquiring, owning, managing, operating and financing real estate, including multi-family properties. As of June 30, 2017, Inland entities cumulatively owned properties located in 43 states and managed assets with a value of approximately $9.3 billion.
•	Experienced Multi-family Acquirer and Manager – Since 1968, Inland has acquired and managed over 73,500 multi-family units for an aggregate purchase price of approximately $4.5 billion throughout the United States as of June 30, 2017. In 2015 and 2016 alone, Inland acquired multi-family properties for an aggregate purchase price of approximately $1.21 billion. Currently, Inland owns and operates 54 multi-family properties throughout the United States. Mitchell Sabshon, our president and chief executive officer, has over 18 years of experience acquiring, financing and managing multi-family properties. Mr. Sabshon has been actively involved in financing and acquiring multi-family properties since 1991 at several firms, including Lehman Brothers, Goldman Sachs and GFI Capital.
•	Strong Multi-family Relationships – We believe that Inland’s extensive network of relationships with the real estate brokerage, development and investor communities enable us to successfully execute our strategies. These relationships augment our ability to identify acquisitions in off-market transactions outside of competitive marketing processes, capitalize on opportunities and capture repeat business and transaction activity. In addition, we believe that Inland’s strong multi-family relationships with the residential brokerage communities will aid in attracting and retaining tenants.

•	Centralized Resources – Substantially all of Inland’s skilled personnel, specializing in areas such as real estate management, leasing, marketing, accounting, human resources, cash management, risk management, tax and internal audit, are based at Inland’s corporate headquarters located in a suburb of Chicago.

See “Conflicts of Interest” for a discussion of certain risks and potential disadvantages of our relationship with Inland.

Prospectus Summary

The following disclosure replaces the first paragraph under the section captioned “Prospectus Summary — Summary Conflicts of Interest,” which begins on page 20 of the prospectus.

During the ten year period ended June 30, 2017, IREIC sponsored five other REITs (including one private REIT): Retail Properties of America, Inc., referred to herein as “RPAI,” InvenTrust Properties Corp., referred to herein as “InvenTrust,” Inland Diversified Real Estate Trust, Inc., referred to herein as “Inland Diversified,” Inland Real Estate Income Trust, Inc., referred to herein as “IREIT,” and InPoint Commercial Real Estate Income, Inc., referred to herein as “InPoint.” During the same period, our sponsor, IREIC, and Inland Private Capital Corporation (formerly, Inland Real Estate Exchange Corporation), or “IPCC,” sponsored, in the aggregate, 145 real estate exchange private placement limited partnerships, Delaware statutory trusts and limited liability companies. Two of the REITs, IREIT and InPoint, are presently managed by affiliates of our Business Manager. On July 1, 2014, Inland Diversified merged with and into a subsidiary of Kite Realty Group Trust or “Kite,” a publicly traded Maryland real estate investment trust listed on the New York Stock Exchange or “NYSE” (NYSE: KRG). InvenTrust and RPAI are self-managed. Neither IREIC nor its affiliates have responsibility for the day-to-day operations of RPAI or InvenTrust. IREIC and its affiliates own shares of RPAI’s outstanding common stock, primarily acquired in the internalization of that entity in 2007. RPAI’s Class A Common Stock is listed on the NYSE under the symbol “RPAI.”

The following disclosure replaces the disclosure under the section captioned “Prospectus Summary — Compensation Paid To Affiliates of IREIC,” which begins on page 32 of the prospectus.

Compensation Paid To Affiliates of IREIC

Set forth below is a summary of the most significant fees and expenses that we have incurred as well as paid or reimbursed to affiliates of IREIC such as Inland Securities, our Business Manager and our Real Estate Manager and their respective affiliates, including the ancillary service providers, for the six months ended June 30, 2017 and the year ended December 31, 2016.

	Six Months Ended June 30, 2017			Year Ended December 31, 2016
Type of Compensation	Incurred	Paid	Unpaid	Incurred	Paid	Unpaid

Offering Stage
Selling Commissions	$351,693	$351,693	$—	$1,130,212	$1,130,212	$—
Dealer Manager Fee	$242,483	$242,483	$—	$678,677	$678,677	$—
Issuer Costs	$516,007	$303,629	$1,689,124	$779,131	$406,699	$1,476,746

Operational Stage
Distribution and Stockholder Servicing Fee	$176,967	$36,651	$475,643	$334,504	$18,045	$335,326
Acquisition Fees and Expenses	$158,276	$123,438	$720,988	$11,402	$15,637	$686,250
Business Management Fee	$160,455	$—	$526,450	$274,540	$—	$365,995
Real Estate Management Fee and Costs	$323,689	$311,996	$22,694	$508,717	$516,263	$11,001
Mortgage Financing Fee	$—	$—	$114,375	$—	$—	$114,375
General and Administrative Expenses	$234,561	$222,212	$92,735	$421,673	$436,526	$80,386

Prior to August 8, 2016, we were required to pay our Business Manager or its affiliates acquisition fees of 1.5% of the contract purchase price of each property and real estate-related asset we acquired, real estate sales commissions up to the lesser of (1) one-half of the customary commission paid to a third-party broker for the sale of a comparable property and (2) 1.0% of the gross sales price of the property sold, and mortgage financing fees equal to 0.25% of the amount available or borrowed under the financing or the assumed debt. Our business management agreement was subsequently amended to eliminate acquisition fees, real estate sales commissions and mortgage financing fees and accordingly, we do not have an obligation to pay our Business Manager such fees for transactions occurring on or after August 8, 2016. From December 19, 2013 (inception) to August 8, 2016, we incurred an acquisition fee of $686,250 and a mortgage financing fee of $114,375 in connection with the acquisition of our first property, and we incurred no real estate sales commissions. As of June 30, 2017, we had not yet paid any of these fees.

Expenses

Our charter requires that we monitor our expenses on a trailing 12-month basis, and states that our “total operating expenses” will be deemed to be excessive if, at the end of any quarter, they exceed for the prior trailing 12-month period, the greater of 2% of our “average invested assets” or 25% of our “net income,” each as defined in our charter. For the trailing 12 months ended June 30, 2017, our “total operating expenses” as a percentage of “average invested assets” was approximately 3.1%, which exceeded the “2%/25% guidelines.” Our board of directors, including all of our independent directors, has reviewed an analysis of our expenses and unanimously determined that the excess was justified, because we are in the early stages of acquiring properties.

Risk Factors

The risk factor captioned “We rely on entities affiliated with IREIC to identify real estate assets.” on page 64 of the prospectus is hereby replaced with the following disclosure.

We rely on the real estate professionals employed by IREA and other affiliates of our sponsor to source potential investments in properties, real estate-related assets and other investments in which we may be interested. Inland maintains an investment committee that reviews each potential investment and determines whether an investment is acceptable for acquisition. In determining whether an investment is suitable, the investment committee considers investment objectives, portfolio and criteria of all Programs. Other factors considered by the investment committee may include cash flow, the effect of the acquisition on portfolio diversification, the estimated income or unrelated business tax effects of the purchase, policies relating to leverage, regulatory restrictions and the capital available for investment. Our Business Manager will not recommend any investments for us unless the investment is approved for consideration in advance by Inland’s investment committee. Once an investment has been approved for consideration by Inland’s investment committee, the Programs are advised and provided an opportunity to elect to acquire the investment.

From time to time, other Programs may compete with us with respect to certain investments that we may want to acquire. Many investment opportunities that are suitable for us may also be suitable for another Program. For example, IPCC, like us, acquires and owns multi-family properties. As of June 30, 2017, IPCC owned 44 multi-family properties with an aggregate purchase price of approximately $1.8 billion. If more than one Program is interested in acquiring an investment, then the Program that has had the longest period of time elapse since it was allocated and invested in a contested investment is awarded the investment by the allocation committee. We may not, therefore, be able to acquire properties that we otherwise would be interested in acquiring.

Prior Performance of IREIC-Sponsored Entities

The following disclosure replaces the corresponding disclosure in the section captioned “Prior Performance of IREIC-Sponsored Entities,” which begins on page 96 of the prospectus.

During the ten year period ended June 30, 2017, IREIC and its affiliates sponsored five other REITs (including one private REIT) and 145 real estate exchange private placement programs, which altogether have raised more than 9.9 billion from over 158,000 investors in offerings for which Inland Securities has served as dealer manager. During this period, the five REITs, RPAI, InvenTrust, Inland Diversified, IREIT and InPoint, raised more than $7.1 billion in the aggregate from approximately 150,000 investors. The monies raised by these IREIC-sponsored REITs represent, during the ten year period, approximately 72% of the aggregate amount raised in offerings for which Inland Securities has served as dealer manager, approximately 95% of the aggregate number of investors, approximately 70% of properties purchased and approximately 76% of the aggregate cost of the properties purchased by the prior programs sponsored by IREIC and its affiliates.

We pay fees to, and reimburse expenses incurred by, Inland Securities and our Business Manager, Real Estate Manager, TIREG and their affiliates, as described in more detail in the section of this prospectus captioned “Compensation Table.” The other REITs previously sponsored by IREIC have similarly compensated IREIC and each of their respective business managers, real estate managers and affiliates.

The following discussion and the Prior Performance Tables, included in the prospectus as Appendix A, provide information on the prior performance of the real estate programs sponsored by IREIC for the applicable periods. Past performance is not necessarily indicative of future performance.

Summary Information

The following table provides aggregate summarized information concerning public prior programs sponsored by IREIC or its affiliates during the applicable ten year period for each program sponsored by IREIC, and is qualified in its entirety by reference to the introductory discussion above and the detailed information appearing in the Prior Performance Tables in Appendix A. For purposes of these tables and the narrative information contained herein, we consider a program to be completed at the earlier of the time when affiliates of IREIC are no longer serving as the business manager, the program lists its shares of common stock for trading on a national exchange, sells all or substantially all of its assets or merges with a third party and is not the surviving entity in that merger. The information set forth in this table, and in the narrative that follows, represents capital raised by these prior programs only through offerings for which Inland Securities has served as dealer manager and, where noted, through their respective distribution reinvestment plans.

WE ARE NOT, BY INCLUDING THIS TABLE, IMPLYING THAT WE WILL HAVE RESULTS COMPARABLE TO THOSE REFLECTED IN THE TABLE BECAUSE OUR YIELD ON INVESTMENTS, CASH AVAILABLE FOR DISTRIBUTION AND OTHER FACTORS MAY BE SUBSTANTIALLY DIFFERENT. ACQUIRING OUR SHARES WILL NOT GIVE YOU ANY INTEREST IN ANY PRIOR PROGRAM.

	Retail Properties of America, Inc. as of September 30, 2007 (1)	InvenTrust Properties Corp. as of December 31, 2013(2)	Inland Diversified Real Estate Trust, Inc. as of March 31, 2014(3)	Inland Real Estate Income Trust, Inc. as of June 30, 2017(4)
Number of public primary offerings	2	2	1	1
Approx. aggregate amount raised from investors (5)	$4,632,263,000	$9,308,724,000	$1,188,170,000	$902,372,000
Approximate aggregate number of investors	114,900	184,000	27,620	16,810
Number of properties purchased	305	1,058	144	58
Approximate aggregate cost of properties	$7,808,015,720	$13,860,346,405	$2,328,710,000	$1,406,488,000
Percentage of properties (based on cost) that were:
Commercial—
Retail	70%	29%	78%	98%
Single-user net lease	30%	9%	14%	2%
Nursing homes	0%	0%	0%	0%
Offices	0%	4%	4%	0%
Industrial	0%	1%	2%	0%
Health clubs	0%	0%	0%	0%
Mini-storage	0%	0%	0%	0%
Multi-family residential	0%	1%	2%	0%
Student housing	0%	8%	0%	0%
Lodging	0%	48%	0%	0%
Total commercial	100%	100%	100%	100%
Land	0%	0%	0%	0%

Percentage of properties (based on cost) that were:
Newly constructed (within a year of acquisition)	38%	14%	23%	13%
Existing construction	62%	86%	77%	87%

Number of properties sold in whole or in part (includes held for sale)	7	781	84	0

Number of properties exchanged	0	0	0	0

Geographic concentration (based on number of properties)
East	40%	58%	43%	28%
Midwest	17%	15%	16%	29%
South	25%	17%	33%	31%
West	18%	10%	8%	12%

(1)	With respect to RPAI, affiliates of IREIC served as the business manager until November 15, 2007, when the company internalized the functions performed by its business manager. The information contained in the chart above for RPAI is for the period from inception through the last completed quarter prior to internalization.
(2)	With respect to InvenTrust, affiliates of IREIC served as the business manager until March 12, 2014, when the company internalized the functions performed by its business manager. The information contained in the chart above for InvenTrust is for the period from inception through the last completed quarter prior to internalization.
(3)	On July 1, 2014, Inland Diversified merged with and into a subsidiary of Kite and ceased filing reports under the Exchange Act. The information contained in the chart above for Inland Diversified is for the period from inception through the last completed quarter prior to the merger for which Inland Diversified filed financial statements.

(4)	Affiliates of IREIC serve as the business manager of IREIT. IREIT commenced its public offering on October 18, 2012. IREIT completed its initial public offering on October 16, 2015.
(5)	Includes proceeds from the issuance of shares under each program’s distribution reinvestment plan.

During the applicable three years ended with the last full quarter prior to the completion of the program: (i) InvenTrust purchased 44 properties; (ii) IREIT purchased 38 properties (as of June 30, 2017); and (iii) Inland Diversified purchased 113 properties. Upon written request, you may obtain, without charge, a copy of the most recent Form 10-K annual report filed with the Securities and Exchange Commission by InvenTrust or IREIT. We will provide exhibits to each such Form 10-K upon payment of a reasonable fee for copying and mailing expenses.

Programs of Our Sponsor

As of June 30, 2017, Inland has sponsored 516 completed programs, including 460 private and public limited partnerships, 51 Section 1031 exchange programs and five non-listed REITs. The information set forth below relates to the four public REITs set forth above (three of which are completed) that have been sponsored by IREIC, the Company’s sponsor, in the last ten years, and two additional completed public REITs sponsored by IREIC prior to this ten-year period.

Inland Real Estate Corporation, or IRC, was formed by IREIC in May 1994. IRC acquired, owned and managed open-air shopping centers primarily in the Central and Southeastern United States. Through a total of four public offerings for which Inland Securities served as dealer manager, the last of which was completed in 1998, IRC sold a total of 51.6 million shares of common stock. IRC internalized the functions performed by the business manager and property manager on July 1, 2000. As of June 30, 2000, the last full quarter prior to the time that IRC internalized the functions performed by the business manager and property manager, the portfolio was comprised of ownership interests in 119 retail properties. On June 9, 2004, IRC listed its shares on the NYSE (NYSE: IRC) and terminated its share repurchase program.

On March 30, 2016, funds managed by DRA Advisors LLC acquired IRC through a merger. As a result of the merger, IRC is now a privately held real estate company known as IRC Retail Centers LLC and is no longer listed for trading on the NYSE.

Inland Retail Real Estate Trust, Inc., or IRRETI, was formed in September 1998. IRRETI focused on purchasing shopping centers located east of the Mississippi River in addition to single-user retail properties in locations throughout the United States. Through a total of three public offerings, the last of which was completed in 2003, IRRETI sold a total of approximately 213.7 million shares of its common stock. IRRETI internalized the functions performed by the business manager and property managers on December 29, 2004. As of September 30, 2004, the last full quarter prior to the time that IRRETI internalized the functions performed by the business manager and property managers, the portfolio was comprised of ownership interests in 274 retail properties. On January 22, 2004, the IRRETI board of directors increased the limitation on the number of shares that could be acquired by the company through the share repurchase program to 2% of the weighted average of the company’s outstanding shares as of the end of the prior calendar year. IRRETI adopted an amended and restated share repurchase program, effective March 15, 2005, and again amended and restated the program, effective February 7, 2006, each time to set the repurchase price of shares. IRRETI suspended its share repurchase program, effective October 20, 2006, and terminated the program at the time the merger with Developers Diversified Realty Corporation, now known as DDR Corp. (NYSE: DDR), was completed on February 27, 2007.

Retail Properties of America, Inc., or RPAI, was formed in March 2003. Prior to March 2012, RPAI was named Inland Western Retail Real Estate Trust, Inc. RPAI was formed to own and operate shopping centers as well as office and industrial properties. As of September 30, 2007, the last full quarter prior to the time that RPAI internalized the functions performed by the business manager, RPAI’s portfolio was comprised of 305 retail operating properties with approximately 46.2 million square feet of gross leasable area. As of September 30, 2007, RPAI had issued 452.5 million shares of common stock in its offerings.

RPAI completed its initial public offering on March 22, 2005 and completed its follow-on offering on September 9, 2005. RPAI sold a total of 250 million shares of its common stock through its “best efforts” offering. On April 5, 2012, RPAI’s Class A Common Stock began trading on the NYSE under the symbol “RPAI.”

InvenTrust Properties Corp., or InvenTrust, was formed in October 2004. InvenTrust historically focused on acquiring and managing a diversified portfolio of commercial real estate, including primarily retail, lodging and student housing properties in the United States. As of December 31, 2013, the last full quarter prior to the time that InvenTrust internalized the functions performed by the business manager, InvenTrust’s portfolio was comprised of 277 properties representing 17.0 million square feet of retail space, 19,337 hotel rooms, 8,290 student housing beds and 7.3 million square feet of non-core space, which consisted primarily of office and industrial properties.

InvenTrust completed its initial public offering on July 31, 2007 and completed its follow-on offering on April 6, 2009. InvenTrust sold a total of approximately 790.2 million shares of its common stock through its “best efforts” offering.

In its quarterly report on Form 10-Q for the quarter ended September 30, 2015, InvenTrust reported the following:

In May 2012, InvenTrust disclosed that the SEC had initiated a non-public, formal, fact-finding investigation to determine whether there had been violations of certain provisions of the federal securities laws regarding the payment of fees to InvenTrust’s former business manager and property managers, transactions with InvenTrust’s former affiliates, timing and amount of distributions paid to InvenTrust’s investors, determination of property impairments, and any decision regarding whether InvenTrust would become a self-administered REIT (the “SEC Investigation”). After a multi-year investigation, on March 24, 2015, the Staff of the SEC informed InvenTrust that it had concluded its investigation and that, based on the information received as of that date, it did not intend to recommend any enforcement action against InvenTrust.

Shortly after InvenTrust disclosed the existence of the SEC Investigation, InvenTrust received three related demands (“Derivative Demands”) by stockholders to conduct investigations regarding claims that InvenTrust’s officers, its board of directors, its former business manager, and affiliates of its former business manager breached their fiduciary duties to InvenTrust in connection with the matters that InvenTrust disclosed were subject to the SEC Investigation.

Upon receiving the first of the Derivative Demands, on October 16, 2012, the full board of directors of InvenTrust responded by authorizing the independent directors to investigate the claims contained in the first Derivative Demand, any subsequent stockholder demands, as well as any other matters the independent directors saw fit to investigate. Pursuant to this authority, the independent directors formed a special litigation committee comprised solely of independent directors to review and evaluate the alleged claims and to recommend to the full board of directors whether the maintenance of a derivative proceeding was in the best interests of InvenTrust. The special litigation committee engaged independent legal counsel and experts to assist in the investigation.

On March 21, 2013, counsel for the stockholders who made the first Derivative Demand filed a derivative lawsuit in the Circuit Court of Cook County, Illinois, on behalf of InvenTrust. The court stayed the case - Trumbo v. The Inland Group, Inc. - pending completion of the special litigation committee’s investigation.

On December 8, 2014, the special litigation committee completed its investigation and issued its report and recommendation. The special litigation committee concluded that there is no evidence to support the allegations of wrongdoing in the Derivative Demands. Nonetheless, in the course of its investigation, the special litigation committee uncovered facts indicating that certain then-related parties breached their fiduciary duties to InvenTrust by failing to disclose to the independent directors certain facts and circumstances associated with the payment of fees to InvenTrust’s former business manager and property managers. The special litigation committee determined that it is advisable and in the best interests of InvenTrust to maintain a derivative action against InvenTrust’s former business manager, property managers, and Inland American Holdco Management LLC (the “Inland Entities”). The special litigation committee found that it was not in the best interests of InvenTrust to pursue claims against any other entities or against any individuals.

On January 20, 2015, the board of directors of InvenTrust adopted the report and recommendation of the special litigation committee in full and authorized InvenTrust to file a motion to realign InvenTrust as the party plaintiff in Trumbo v. The Inland Group, Inc., and to take such further actions as are necessary to reject and dismiss claims related to allegations that the board of directors has determined lack merit and to pursue claims against the Inland Entities for breach of fiduciary duties in connection with the failure to disclose facts and circumstances associated with the payment of fees to related parties.

On March 2, 2015, counsel for the stockholders who made the second Derivative Demand filed a derivative lawsuit in the Circuit Court of Cook County, Illinois, on behalf of InvenTrust. The court entered an order consolidating the action with the Trumbo case on March 26, 2015 (the “Consolidated Action”). On September 18, 2015, the parties entered into the Stipulation and Agreement of Compromise, Settlement, and Release (the “Settlement”) to resolve all matters related to the Derivative Demands, including all claims raised in the Consolidated Action and the claims authorized by the board. The Settlement calls for a payment to InvenTrust of $7.4 million in net proceeds from Midwest Risk Management, LLC, as agent for the Inland Entities. In addition, the Settlement releases InvenTrust’s directors, officers, and former external managers and their affiliates from any liability related to the allegations asserted in the demand letters and the Consolidated Action, and any additional allegations investigated by the special litigation committee. The Settlement also results in the dismissal of the Consolidated Action with prejudice.

In its annual report on Form 10-K for the year ended December 31, 2015, InvenTrust reported the following:

On October 23, 2015, the Circuit Court of Cook County, Illinois approved the Settlement as fair, reasonable, adequate and in the best interests of InvenTrust and its stockholders. Under the terms of the Settlement, the Settlement payment was remitted to InvenTrust during the quarter ended December 31, 2015 when the time to appeal the court’s approval of the Settlement expired.

Inland Diversified Real Estate Trust, Inc., or Inland Diversified, was formed in June 2008. Inland Diversified owned a diversified portfolio of commercial real estate assets, including grocery-anchored shopping centers, necessity-based retail assets, single-tenant office and multifamily assets. Inland Diversified completed its initial public offering on August 23, 2012 and sold a total of approximately 110.5 million shares of its common stock through its “best efforts” offering. As of June 30, 2014, the last full quarter prior to the time that Inland Diversified merged with Kite, the portfolio was comprised of 57 retail properties. On July 2, 2014, Inland Diversified merged with Kite.

Inland Real Estate Income Trust, Inc., or IREIT, was formed in August 2011 and is managed by an affiliate of our sponsor. IREIT may acquire and develop a diversified portfolio of commercial real estate including retail properties, office buildings, multi-family properties and industrial/distribution and warehouse facilities, with a primary focus on retail properties located in the United States. IREIT may also invest in joint ventures, development projects, real estate loans and real estate-related securities. As of June 30, 2017, IREIT owned 58 retail properties, collectively totaling 6,854,434 square feet.

IREIT commenced its initial public offering on October 18, 2012. As of October 16, 2015, the date IREIT completed its initial public offering, IREIT had sold a total of approximately 83.9 million shares of its common stock through its “best efforts” offering and raised approximately $834 million in total gross offering proceeds. In addition, through June 30, 2017, IREIT had issued 7,353,885 shares through its distribution reinvestment plan, which it had amended, effective November 2, 2015, to offer up to 25,000,000 shares of its common stock to stockholders who elect to participate in IREIT’s amended distribution reinvestment plan. As of June 30, 2017, IREIT had repurchased 2,247,585 shares through its share repurchase program. As a result, IREIT has realized total gross offering proceeds, before offering costs, of approximately $902.4 million as of June 30, 2017.

Liquidity of Prior Programs

Each of the six public REITs previously sponsored by IREIC disclosed in its prospectus the time at which it anticipated its board would consider listing, liquidating or selling its assets individually, but none of these REITs specified a date or time period at which the REIT might be liquidated. The following summary sets forth both the dates on which these REITs anticipated considering a liquidity event and the dates on which the liquidity events occurred, if ever.

•	Inland Real Estate Corporation. IRC stated that the company anticipated that, by 1999, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange. On July 1, 2000, IRC became a self-administered REIT by acquiring, through merger, Inland Real Estate Advisory Services, Inc., its advisor, and Inland Commercial Property Management, Inc., its property manager. As a result of the merger, IREIC, the sole stockholder of the advisor, and The Inland Property Management Group, Inc., the sole stockholder of the property manager, received an aggregate of approximately 6.2 million shares of IRC’s common stock valued at $11.00 per share, or approximately 10% of its common stock at the time of the transaction. The board evaluated market conditions each year thereafter. IRC listed its shares on the NYSE and began trading on June 9, 2004 at a price equal to $11.95 per share. On March 30, 2016, funds managed by DRA Advisors LLC acquired IRC through a merger. The holders of shares of IRC’s common stock received $10.60 in cash for each share of the common stock owned. On May 13, 2016, IRC redeemed all of the outstanding shares of its 8.125% Series A Cumulative Redeemable Preferred Stock (“Series A Shares”) and 6.95% Series B Cumulative Redeemable Preferred Stock (“Series B Shares”) at a redemption price of $25.00 per share, plus accumulated and unpaid dividends in the amount of $0.15799 per Series A Share and $0.13514 per Series B Share. As a result of these transactions, IRC is now a privately held real estate company known as IRC Retail Centers LLC and is no longer listed for trading on the NYSE.
•	Inland Retail Real Estate Trust, Inc. IRRETI stated that the company anticipated that, by February 2004, its directors would determine whether to apply to have shares of its common stock listed for trading on a national stock exchange. On December 29, 2004, IRRETI became a self-administered REIT by acquiring, through merger, Inland Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southern Management Corp., Inland Mid-Atlantic Management Corp., and Inland Southeast Property Management Corp., its property managers. As a result of the merger, IRRETI issued to IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 19.7 million shares of IRRETI’s common stock, valued at $10.00 per share for purposes of the merger agreement, or approximately 7.9% of its common stock. The board of directors of IRRETI thereafter considered market conditions and chose not to list the common stock. IRRETI instead consummated a liquidity event by merging with DDR on February 27, 2007. As a result of the merger, IRRETI’s stockholders received, for each share of common stock held, $12.50 in cash and $1.50 in common shares of DDR, which equated to a 0.021569 common share of DDR.

•	Retail Properties of America, Inc. RPAI stated that the company anticipated that, by September 2008, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange, or whether to commence subsequent offerings of its common stock. On November 15, 2007, RPAI became a self-administered REIT by acquiring, through merger, Inland Western Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southwest Management Corp., Inland Northwest Management Corp., and Inland Western Management Corp., its property managers. As a result of the merger, RPAI issued to IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 15 million shares of RPAI’s common stock, valued at $25.00 per share for purposes of the merger agreement. In December 2010, 9 million shares of common stock were transferred back to RPAI from shares of common stock issued to the owners of certain of the entities that were acquired in the merger. RPAI effectuated a ten-to-one reverse stock split of its existing common stock, and immediately following the reverse stock split, redesignated its existing common stock as Class A Common Stock. On March 21, 2012, RPAI paid a stock dividend pursuant to which each then outstanding share of its Class A Common Stock received one share of Class B-1 Common Stock, one share of Class B-2 Common Stock and one share of Class B-3 Common Stock. The terms of each Class of B Common Stock were identical in all respects to the Class A Common Stock. The Class B-1, Class B-2 and Class B-3 Common Stock automatically converted into Class A Common Stock on October 5, 2012, April 5, 2013 and October 7, 2013, respectively. RPAI announced that it completed a public offering of 36,750,000 shares of Class A Common Stock at $8.00 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $3.20 per share of its common stock) on April 5, 2012. This public offering generated gross proceeds of approximately $292.6 million, or approximately $272.1 million net of the underwriting discount. Also on April 5, 2012, RPAI listed a portion of its outstanding shares of Class A Common Stock on the NYSE under the symbol “RPAI.” The remaining outstanding shares of Class A Common Stock were listed on October 5, 2012, April 5, 2013 and October 7, 2013. On October 7, 2013, the date the stock was fully listed on the NYSE, the closing price of the RPAI Class A Common Stock was $13.75. On August 22, 2017, the closing price of the RPAI Class A Common Stock on the NYSE was $13.07 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to approximately $5.23 per share).
•	InvenTrust Properties Corp. In the prospectuses used in each of its “best efforts” offerings, InvenTrust disclosed to its investors that its board would determine when, and if, to apply to have its shares of common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements, and that its board did not anticipate evaluating a listing on a national securities exchange until at least 2010. On March 12, 2014, InvenTrust entered into a series of agreements and amendments to existing agreements with affiliates of The Inland Group pursuant to which InvenTrust began the process of becoming entirely self-managed (collectively, the “Self-Management Transactions”). InvenTrust disclosed that it did not pay an internalization fee or self-management fee to The Inland Group in connection with the Self-Management Transactions.

On March 12, 2014, InvenTrust agreed with its business manager to terminate its business management agreement, hired all of its business manager’s employees, and acquired the assets necessary to conduct the functions previously performed by its business manager. As a result, InvenTrust now directly employs its executive officers and the other former employees of the business manager and no longer pays a fee or reimburses expenses to its business manager. As the first step in taking over management of all of its real estate assets (except its lodging properties, which were managed by third parties), InvenTrust hired certain employees from its property managers; assumed responsibility for performing significant property management activities for its industrial, office and retail properties, including property-level accounting, lease administration, leasing, marketing and construction functions; and amended its property management agreements to reduce its property management fees as a result of its assumption of such responsibilities. As the second step, on December 31, 2014, InvenTrust took over the remaining property management functions performed by the property managers.

InvenTrust’s shares of common stock are not listed on a national securities exchange. On May 1, 2014, InvenTrust announced that it had accepted for purchase in its tender offer, 60,665,233 shares of its common stock at a purchase price (without brokerage commissions) of $6.50 per share for an aggregate cost of approximately $394.3 million, excluding fees and expenses relating to the offer and paid by InvenTrust. As of June 30, 2014, the final number of shares repurchased, allowing for corrections, was 60,761,166 for a final aggregate cost of $394.9 million.

On February 3, 2015, InvenTrust distributed 95% of the outstanding shares of common stock of Xenia Hotels and Resorts, Inc. (“Xenia”), previously a wholly-owned subsidiary of InvenTrust, formerly known as Inland American Lodging Group, Inc., by way of a taxable pro rata special distribution to InvenTrust stockholders of record on January 20, 2015, the record date of the distribution. As a result of the special distribution, each InvenTrust stockholder received one share of Xenia common stock for every eight shares of InvenTrust common stock held by such stockholder. On February 4, 2015, Xenia completed its spin-off into a new, publicly-traded lodging REIT. As a result of the spin-off, Xenia became a self-managed REIT and listed its shares of common stock on the NYSE under the symbol “XHR.” Also on February 4, 2015 and in connection with the spin-off and listing, Xenia commenced a self-tender offer to purchase for cash up to $125 million in value of shares of Xenia’s common stock at a price not greater than $21.00 nor less than $19.00 per share, net to the seller in cash, less any applicable withholding of taxes and without interest. The tender offer expired on March 5, 2015. As a result of the tender offer, Xenia accepted for purchase 1,759,344 shares of its common stock at a purchase price of $21.00 per share, for an aggregate purchase price of $36.9 million (excluding fees and expenses relating to the tender offer). On August 22, 2017, the closing price of Xenia’s common stock on the NYSE was $19.74 per share or $2.47 for each share of InvenTrust common stock owned by the stockholder.

On April 28, 2016, InvenTrust completed the spin-off of Highlands REIT, Inc. (“Highlands”), previously a wholly-owned subsidiary of InvenTrust, and distributed 100% of the outstanding shares of common stock of Highlands by way of a taxable pro rata distribution to InvenTrust stockholders of record on April 25, 2016, the record date of the distribution. As a result of the distribution, each InvenTrust stockholder received one share of Highlands common stock for every share of InvenTrust common stock held by such stockholder. As a result of the spin-off, Highlands became a self-managed REIT. On April 28, 2016, Highlands announced that its board of directors determined an estimated share value of $0.36 per share as of April 28, 2016. On January 4, 2017, Highlands announced that its board of directors determined a new estimated share value of $0.35 per share as of December 31, 2016.

On October 27, 2016, InvenTrust announced and commenced a tender offer for the purchase of up to $200 million in value of shares of its common stock, which expired on December 1, 2016. In accordance with rules promulgated by the SEC, InvenTrust had the option to increase the number of shares of common stock accepted for payment in the tender offer by up to 2% of the then-outstanding shares of its common stock without amending or extending the tender offer. InvenTrust exercised that option and increased the tender offer by 14,186,716 shares, or $37.7 million in value, to avoid any proration for the stockholders tendering shares. As a result of the tender offer, InvenTrust accepted for purchase 89,502,449 shares of its common stock at a purchase price of $2.66 per share, for an aggregate purchase price of $238.1 million, excluding fees and expenses relating to the offer.

On May 5, 2017, InvenTrust announced that its board of directors determined an estimated share value of $3.29 per share as of May 1, 2017.

•	Inland Diversified Real Estate Trust, Inc. In the prospectus used in its “best efforts” offering, Inland Diversified disclosed to its investors that its board would determine when, and if, to apply to have its shares of common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements, and that its board did not anticipate evaluating a listing on a national securities exchange until at least 2014. On February 9, 2014, Inland Diversified entered into an agreement and plan of merger (the “Merger Agreement”) with Kite, a publicly traded (NYSE: KRG) Maryland real estate investment trust, and KRG Magellan, LLC, a Maryland limited liability company and a direct wholly owned subsidiary of Kite (“Merger Sub”). The Merger Agreement provides for, upon the terms and conditions of the Merger Agreement, the merger of Inland Diversified with and into Merger Sub, with Merger Sub surviving the Merger as a direct wholly owned subsidiary of Kite (the “Merger”). As a result of the Merger, each share of Inland Diversified’s common stock was converted into the right to receive 1.707 newly issued shares of Kite common stock. Based on a closing price of $6.40 per share of Kite’s common stock on July 2, 2014, the Inland Diversified shares of common stock were valued at approximately $10.92 per share. On August 11, 2014, Kite effectuated a one-for-four reverse stock split of its existing common stock. On August 22, 2017, the closing price of Kite’s common stock on the NYSE was $20.02 per share (which, without giving effect to the reverse stock split, is equivalent to $5.01 per share of Kite’s common stock). Based on the closing price of Kite’s common stock on August 22, 2017, the value of each former share of Inland Diversified’s common stock was equal to approximately $8.54.
•	Inland Real Estate Income Trust, Inc. In the prospectus used in its “best efforts” offering, IREIT disclosed to its investors that its board would determine when, and if, it should pursue a liquidity event, but does not anticipate evaluating any liquidity event, including a listing on a national securities exchange, until at least 2017. The public reports filed by IREIT with the SEC do not indicate that IREIT’s board of directors had begun evaluating a liquidity event as of June 30, 2017.

Management

The following disclosure replaces the third through seventh paragraphs under the section captioned “Management — Inland Affiliated Companies,” which begins on page 110 of the prospectus.

As of June 30, 2017, Inland had raised more than $23 billion from investment product sales to over 490,000 investors, many of whom have invested in more than one product. Inland has sponsored 721 programs, including 508 private and public limited partnerships, 205 Section 1031 exchange programs and eight non-listed REITs (including one private REIT), as of June 30, 2017.

As of June 30, 2017, Inland entities cumulatively had approximately 1,000 employees, approximately 340 of which manage Inland’s multi-family units, owned properties in 43 states and managed assets with a value of approximately $9.3 billion. As of June 30, 2017, Inland was responsible for managing 566 properties, comprised of over 27 million square feet of commercial properties located in 43 states and 11,306 multi-family units. IREA, an affiliate of IREIC, has extensive experience in acquiring real estate for investment. Over the years, through IREA and other affiliates, Inland has acquired more than 3,500 properties.

As of June 30, 2017, IREIC or its subsidiaries were the general partner of limited partnerships and the general manager of limited liability companies which owned approximately 44 acres of pre-development land in the Chicago area, as well as over 389,000 square feet of real property.

Inland Institutional Capital, LLC, formerly known as Inland Institutional Capital Partners Corporation, provides real estate portfolio investment and asset management services to institutional investors, institutional separate accounts and pooled investment vehicles. Since 2005, Inland Institutional Capital has facilitated the completion of transactions with a value in excess of $10.6 billion. Inland Institutional Capital is an SEC registered investment advisor.

Inland Real Estate Brokerage & Consulting, Inc., since 2000, has completed more than $1.35 billion in commercial real estate sales and leases and has been involved in the sale of more than 9,400 multi-family units and the sale and lease of over 166 million square feet of commercial property. As of June 30, 2017, another affiliate, Inland Commercial Mortgage Group, LLC (including through its predecessor), had originated more than $2.05 billion in financing on behalf of Inland entities since 2008.

Conflicts of Interest

The following disclosure replaces the corresponding disclosure under the caption “Conflicts of Interest — Conflicts of Interest — We rely on entities affiliated with IREIC to identify real estate assets.,” on page 126 of the prospectus.

We rely on the real estate professionals employed by IREA and other affiliates of IREIC to source potential investments in properties, real estate-related assets and other investments in which we may be interested. Inland maintains an investment committee that reviews each potential investment and determines whether an investment is acceptable for acquisition. In determining whether an investment is suitable, the investment committee considers investment objectives, portfolio and criteria of all Programs. Other factors considered by the investment committee may include cash flow, the effect of the acquisition on portfolio diversification, the estimated income or unrelated business tax effects of the purchase, policies relating to leverage, regulatory restrictions and the capital available for investment. Our Business Manager will not recommend any investments for us unless the investment is approved for consideration in advance by Inland’s investment committee. Once an investment has been approved for consideration by Inland’s investment committee, the Programs are advised and provided an opportunity to elect to acquire the investment.

If more than one of the Programs is interested in acquiring an investment, Inland’s allocation committee determines which Program is ultimately awarded the right to pursue the investment. The allocation committee is responsible for facilitating the investment allocation process and could face conflicts of interest in doing so. From time to time, other Programs may compete with us with respect to certain investments that we may want to acquire. Many investment opportunities that are suitable for us may also be suitable for another Program. For example, IPCC, like us, acquires and owns multi-family properties. As of June 30, 2017, IPCC owned 44 multi-family properties with an aggregate purchase price of approximately $1.8 billion. In the event that an investment opportunity becomes available that is considered suitable for both us and another Program, then the Program that has had the longest period of time elapse since it was allocated and invested in a contested investment is awarded the investment by the allocation committee. We may not, therefore, be able to acquire properties that we otherwise would be interested in acquiring. See “Conflicts of Interest — Investment Approval and Allocation Policies and Procedures” for additional discussion regarding our allocation and acquisition procedures.

Investment Objectives and Policies

The following disclosure replaces the disclosure under the section captioned “Investment Objectives and Policies — The Inland Platform,” which begins on page 131 of the prospectus.

Our Business Manager, an indirect wholly owned subsidiary of IREIC, has the authority, subject to the direction and approval of our board of directors, to make all of our investment decisions. We believe that our Business Manager’s affiliation with Inland, which has more than forty-five years of experience in acquiring and managing real estate assets, will benefit us as we pursue and execute our investment objectives and strategy.

We believe our relationship with Inland provides us with various benefits, including:

•         Sponsor Experience – Inland has more than forty-five years of experience in acquiring and managing real estate assets. Inland has sponsored 721 programs, including 508 private and public limited partnerships, 205 Section 1031 exchange programs and eight non-listed REITs (including one private REIT), as of June 30, 2017.

•	Experienced Acquisition Team – IREA and other affiliates of IREIC assist us in identifying potential acquisition opportunities, negotiating contracts related thereto and acquiring real estate assets on our behalf. Since January 2007, the individuals performing services for these entities have closed over 1,700 transactions involving real estate with an aggregate purchase price of approximately $23.9 billion.
•	Experienced Management Team – Inland’s management team has substantial experience in all aspects of acquiring, owning, managing, operating and financing real estate, including multi-family properties. As of June 30, 2017, Inland entities cumulatively owned properties located in 43 states and managed assets with a value of approximately $9.3 billion.
•	Experienced Multi-family Acquirer and Manager – Since 1968, Inland has acquired and managed over 73,500 multi-family units for an aggregate purchase price of approximately $4.5 billion throughout the United States as of June 30, 2017. In 2015 and 2016 alone, Inland acquired multi-family properties for an aggregate purchase price of approximately $1.21 billion. Currently, Inland owns and operates 54 multi-family properties throughout the United States. Mitchell Sabshon, our president and chief executive officer, has over 18 years of experience acquiring, financing and managing multi-family properties. Mr. Sabshon has been actively involved in financing and acquiring multi-family properties since 1991 at several firms, including Lehman Brothers, Goldman Sachs and GFI Capital.
•	Strong Multi-family Relationships – We believe that Inland’s extensive network of relationships with the real estate brokerage, development and investor communities enable us to successfully execute our strategies. These relationships augment our ability to identify acquisitions in off-market transactions outside of competitive marketing processes, capitalize on opportunities and capture repeat business and transaction activity. In addition, we believe that Inland’s strong multi-family relationships with the residential brokerage communities will aid in attracting and retaining tenants.
•	Centralized Resources – Substantially all of Inland’s skilled personnel, specializing in areas such as real estate management, leasing, marketing, accounting, human resources, cash management, risk management, tax and internal audit, are based at Inland’s corporate headquarters located in a suburb of Chicago.

See “Conflicts of Interest” for a discussion of certain risks and potential disadvantages of our relationship with Inland.

Appendix A

The following disclosure replaces the corresponding disclosure in the table captioned “Table IV – Results of Completed Programs,” which begins on page A-6 of Appendix A to the prospectus.

This Table sets forth summary information on the results of public IREIC-sponsored prior real estate programs that have been completed since January 1, 2000 and that have similar or identical investment objectives to us. For purposes of this Table and the related narrative information, we consider a program to be completed at the earlier of the time when affiliates of IREIC are no longer serving as the business manager, the program lists its shares of common stock for trading on a national exchange, sells all or substantially all of its assets or merges with a third party and is not the surviving entity in that merger. All figures are through the last full quarter prior to completion of the program unless otherwise noted.

Program Name	Inland Real Estate Corporation(A)	Inland Retail Real Estate Trust, Inc. (B)	Retail Properties of America, Inc. (C)	InvenTrust Properties Corp. (D)	Inland Diversified Real Estate Trust, Inc. (E)
Date program completed	07/00	12/04	11/07	03/14	07/14
Duration of program (months)	69	70	50	103	58
Dollar amount raised (F)	$532,196	$2,131,268	$4,219,693	$7,872,412	$1,099,311
Annualized Return on Investment (G)	13.16%	10.41%	9.79%	3.12%	10.98%
Median Annual Leverage	31.95%	49.75%	48.74%	42.37%	47.95%
Aggregate compensation paid or reimbursed to the sponsor or its affiliates	$78,410	$286,281	$636,317	$1,373,955	$165,722

(A)

On July 1, 2000, IRC internalized the functions performed by the business manager and property manager. Assuming an investment on the first day of IRC’s initial public offering, the annualized return on investment was 13.16% on the date of the program’s completion, based upon the stock’s internalization value of $11.00. Internalization value, as used in these notes, means the value of the shares of the program as determined in connection with the self-management transaction which was a transaction among the program, its advisor and property management and not a liquidity event available to all stockholders.

On June 9, 2004, IRC listed its shares on the New York Stock Exchange (“NYSE”). Assuming an investment on the first day of IRC’s initial public offering, the annualized return on investment on the date the stock was listed on the NYSE was 13.51%, based upon the stock’s closing price of $11.95. The annualized return on investment through liquidity is calculated in these notes as (a) (i) the total amounts distributed to an investor who invested on the first day of the program’s primary offering, plus (ii) the value of the stock at the date of liquidity, minus (b) the offering price paid by such investor, divided by (c) the offering price paid by such investor, divided by (d) the number of years from the first day of the program’s primary offering to the date of liquidity. The calculation excludes any underwriting fees and commissions disclosed to investors. The approximate total distributions paid by IRC through June 9, 2004 ($365 million), plus the aggregate value of all IRC shares outstanding as of June 9, 2004, based upon the stock’s closing price of $11.95, was equal to $1.0 billion.

(B)

On December 29, 2004, IRRETI internalized the functions performed by the business manager and property managers. Assuming an investment on the first day of IRRETI’s initial public offering, the annualized return on investment was 10.41% on the date of the program’s completion, based upon the stock’s internalization value of $10.00.

On February 27, 2007, IRRETI and DDR merged and IRRETI stockholders received, for each share of common stock held, $12.50 in cash and $1.50 in common shares of DDR, which equated to a 0.021569 common share of DDR. Assuming an investment on the first day of IRRETI’s initial public offering, the annualized return on investment on the date the merger with DDR closed was 15.34%. The approximate total distributions paid by IRRETI through February 27, 2007 ($872 million), plus the aggregate consideration received by all IRRETI stockholders as of February 27, 2007, was equal to $4.5 billion.

(C)

On November 15, 2007, RPAI became a self-administered REIT by acquiring, through merger, Inland Western Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southwest Management Corp., Inland Northwest Management Corp., and Inland Western Management Corp., its property managers. Assuming an investment on the first day of RPAI’s initial public offering, the annualized return on investment was 9.79% on the date of the program’s completion, based upon the stock’s internalization value of $10.00.

On April 5, 2012, RPAI listed a portion of its outstanding shares of Class A common stock on the NYSE. The remaining outstanding shares of Class A common stock were listed on October 5, 2012, April 5, 2013 and October 7, 2013. Assuming an investment on the first day of RPAI’s initial public offering, the annualized return on investment on the date the stock was fully listed on the NYSE was 1.03%, based upon the stock’s closing price of $13.75 (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $5.50 per share). The approximate total distributions paid by RPAI through October 7, 2013 ($1.7 billion), plus the aggregate value of all RPAI shares outstanding as of October 7, 2013, based upon the stock’s closing price of $13.75 (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $5.50 per share), was equal to $5.0 billion.

(D)

On March 12, 2014, InvenTrust agreed with its business manager to terminate its business management agreement, hired all of its business manager’s employees, and acquired the assets necessary to conduct the functions previously performed by its business manager. Assuming an investment on the first day of InvenTrust’s initial public offering, the annualized return on investment was 3.12% on the date of the program’s completion, based upon the stock’s estimated value of $6.94.

InvenTrust stock has not been listed on any national trading exchange, and the company has not had a full liquidity event, as of the date of this prospectus. As a result, the annualized return on investment as of the date of a liquidity event is not determinable at this time. On February 3, 2015, InvenTrust distributed 95% of the outstanding shares of common stock of Xenia Hotels and Resorts, Inc. (“Xenia”), previously a wholly-owned subsidiary of InvenTrust, formerly known as Inland American Lodging Group, Inc., by way of a taxable pro rata special distribution to InvenTrust stockholders of record on January 20, 2015, the record date of the distribution. As a result of the special distribution, each InvenTrust stockholder received one share of Xenia common stock for every eight shares of InvenTrust common stock held by such stockholder. On February 4, 2015, Xenia completed its spin-off into a new, publicly-traded lodging REIT. As a result of the spin-off, Xenia became a self-managed REIT and listed its shares of common stock on the NYSE under the symbol “XHR.” On August 22, 2017, the closing price of Xenia’s common stock on the NYSE was $19.74 per share or $2.47 for each share of InvenTrust common stock owned by the stockholder.

On April 28, 2016, InvenTrust completed the spin-off of Highlands REIT, Inc. (“Highlands”), previously a wholly-owned subsidiary of InvenTrust, and distributed 100% of the outstanding shares of common stock of Highlands by way of a taxable pro rata distribution to InvenTrust stockholders of record on April 25, 2016, the record date of the distribution. As a result of the distribution, each InvenTrust stockholder received one share of Highlands common stock for every share of InvenTrust common stock held by such stockholder. As a result of the spin-off, Highlands became a self-managed REIT. On April 28, 2016, Highlands announced that its board of directors determined an estimated share value of $0.36 per share as of April 28, 2016. On January 4, 2017, Highlands announced that its board of directors determined a new estimated share value of $0.35 per share as of December 31, 2016.

InvenTrust’s approximate total cash distributions through June 30, 2017, plus distributions of Xenia common stock and Highlands common stock pursuant to the spin-offs described above, was equal to $5.4 billion (the “InvenTrust Approximate Total Distributions”). The InvenTrust Approximate Total Distributions, plus the aggregate value of all InvenTrust shares outstanding as of June 30, 2017, based upon the estimated value of $3.29 per InvenTrust share as of May 1, 2017, was equal to $7.9 billion.

(E)	On July 1, 2014, Inland Diversified merged with and into a subsidiary of Kite. As a result of the merger, each share of Inland Diversified’s common stock was converted into the right to receive 1.707 newly issued shares of Kite common stock. Based on a closing price of $6.40 per share of Kite’s common stock on July 2, 2014, the Inland Diversified shares of common stock were valued at approximately $10.92 per share. The approximate total distributions paid by Inland Diversified through July 1, 2014 ($193 million), plus the aggregate value of the Kite shares received by all Inland Diversified stockholders as of July 2, 2014, based upon a closing price of $6.40 per share of Kite’s common stock, was equal to $1.5 billion.

(F)	The dollar amount raised excludes cash proceeds from the sale of shares pursuant to the program’s distribution reinvestment plan.

(G)	Calculated as (a) (i) the total amounts distributed to an investor who invested on the first day of the program’s primary offering plus (ii) the value of the stock at the date of the program’s completion, minus (b) the offering price paid by such investor, divided by (c) the offering price paid by such investor, divided by (d) the number of years from the first day of the program’s primary offerings to the date of the program’s completion. The calculation excludes any underwriting fees and commissions disclosed to investors.

Periodic Report

On August 8, 2017, we filed with the SEC our Quarterly Report on Form 10-Q for the period ended June 30, 2017, which is attached as Annex A (excluding the exhibits thereto) to this Supplement No. 8.

Annex A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2017

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                 TO

COMMISSION FILE NUMBER: 000-55765

Inland Residential Properties Trust, Inc.

(Exact name of registrant as specified in its charter)

Maryland	80-0966998
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2901 Butterfield Road, Oak Brook, Illinois	60523
(Address of principal executive offices)	(Zip Code)

630-218-8000

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of August 1, 2017, there were 1,378,383 shares of the registrant’s Class A common stock, 391,506 shares of Class T common stock and 85,377 shares of Class T-3 common stock outstanding.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

CONSOLIDATED BALANCE SHEETS

	June 30, 2017 (unaudited)	December 31, 2016
ASSETS
Assets:
Real estate:
Land	$7,794,219	$6,301,838
Building and other improvements	59,885,396	38,889,177
Total real estate	67,679,615	45,191,015
Less: accumulated depreciation	(2,682,959)	(1,822,971)
Net real estate	64,996,656	43,368,044
Cash and cash equivalents	17,168,529	9,038,642
Accounts and rents receivable	26,628	17,961
Acquired in place lease intangibles, net	532,994	—
Other assets	289,259	458,316
Total assets	$83,014,066	$52,882,963

LIABILITIES AND EQUITY
Liabilities:
Mortgages and note payable, net	$50,395,683	$27,447,459
Accounts payable and accrued expenses	427,425	232,736
Distributions payable	176,259	137,207
Due to related parties	6,116,366	5,684,753
Other liabilities	233,532	67,287
Total liabilities	57,349,265	33,569,442

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $.001 par value, 50,000,000 shares authorized, none outstanding	—	—
Class A common stock, $.001 par value, 320,000,000 shares authorized, 1,354,006 shares and 1,098,858 shares issued and outstanding as of June 30, 2017 and December 31, 2016, respectively	1,354	1,099
Class T common stock, $.001 par value, 40,000,000 shares authorized, 388,824 shares and 284,283 shares issued and outstanding as of June 30, 2017 and December 31, 2016, respectively	388	284
Class T-3 common stock, $.001 par value, 40,000,000 shares authorized, 79,362 shares and none issued and outstanding as of June 30, 2017 and December 31, 2016, respectively	79	—
Additional paid in capital (net of offering costs of $10,046,720 and $8,268,768 as of June 30, 2017 and December 31, 2016, respectively)	34,456,882	25,539,970
Distributions and accumulated losses	(8,793,902)	(6,227,832)
Total stockholders’ equity	25,664,801	19,313,521
Total liabilities and stockholders’ equity	$83,014,066	$52,882,963

See accompanying notes to consolidated financial statements.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Income:
Rental income	$1,294,942	$917,059	$2,198,454	$1,760,295
Other property income	128,262	88,713	244,505	176,724
Total income	1,423,204	1,005,772	2,442,959	1,937,019

Expenses:
Property operating expenses	432,756	313,838	696,666	601,571
Real estate tax expense	164,056	87,528	253,999	174,553
General and administrative expenses	390,663	320,173	694,517	600,684
Business management fee	91,763	68,594	160,455	137,185
Acquisition related costs	30,266	—	71,479	—
Depreciation and amortization	609,311	450,466	978,707	1,072,825
Total expenses	1,718,815	1,240,599	2,855,823	2,586,818

Operating loss	(295,611)	(234,827)	(412,864)	(649,799)

Interest expense	(423,299)	(372,037)	(675,550)	(799,064)
Interest and other income	14,116	—	24,514	—

Net loss	$(704,794)	$(606,864)	$(1,063,900)	$(1,448,863)

Net loss per common share, basic and diluted	$(0.42)	$(0.88)	$(0.67)	$(2.61)

Weighted average number of common shares outstanding, basic and diluted	1,696,801	687,355	1,595,207	556,070

See accompanying notes to consolidated financial statements.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

CONSOLIDATED STATEMENT OF EQUITY

(unaudited)

	Common Stock						Additional	Distributions and
	Class A		Class T		Class T-3		Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Losses	Total
Balance at December 31, 2016	1,098,858	$1,099	284,283	$284	—	$—	$25,539,970	$(6,227,832)	$19,313,521
Proceeds from the offering	221,971	222	95,366	95	78,786	79	9,632,172	—	9,632,568
Offering costs	—	—	—	—	—	—	(1,777,952)	—	(1,777,952)
Discount on shares to related parties	—	—	—	—	—	—	24,530	—	24,530
Issuance of shares from distribution reinvestment plan	15,874	16	4,349	4	126	—	479,059	—	479,079
Distributions declared	—	—	—	—	—	—	—	(948,184)	(948,184)
Stock dividends issued	17,120	17	4,826	5	450	—	553,964	(553,986)	—
Net loss	—	—	—	—	—	—	—	(1,063,900)	(1,063,900)
Equity based compensation	183	—	—	—	—	—	5,139	—	5,139
Balance at June 30, 2017	1,354,006	$1,354	388,824	$388	79,362	$79	$34,456,882	$(8,793,902)	$25,664,801

See accompanying notes to consolidated financial statements.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Six Months Ended June 30,
	2017	2016
Cash flows from operating activities:
Net loss	$(1,063,900)	$(1,448,863)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	978,707	1,072,825
Amortization of debt issuance costs	5,950	68,465
Amortization of equity based compensation	5,139	6,076
Discount on shares issued to related parties	24,530	14,542
Changes in assets and liabilities:
Accounts payable and accrued expenses	238,845	(75,732)
Accounts and rents receivable	(28,076)	11,326
Due to related parties	219,235	193,098
Other liabilities	133,126	(21,122)
Other assets	(8,551)	279,964
Net cash flows provided by operating activities	505,005	100,579

Cash flows from investing activities:
Purchase of real estate	(22,936,173)	—
Capital expenditures	(20,166)	(4,300)
Net cash flows used in investing activities	(22,956,339)	(4,300)

Cash flows from financing activities:
Payment of mortgage	—	(15,363,817)
Proceeds from mortgages and note payable	23,000,000	—
Proceeds from offering	9,632,568	12,881,557
Payment of debt issuance costs	(57,726)	(329)
Distributions paid	(430,053)	(171,301)
Payment of offering costs	(1,563,568)	(1,705,396)
Net cash flows provided by (used in) financing activities	30,581,221	(4,359,286)

Net increase (decrease) in cash and cash equivalents	$8,129,887	$(4,263,007)
Cash and cash equivalents, at beginning of the period	9,038,642	5,281,172
Cash and cash equivalents, at end of period	$17,168,529	$1,018,165

See accompanying notes to consolidated financial statements.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(unaudited)

	Six Months Ended June 30,
	2017	2016
Supplemental disclosure of cash flow information:
In conjunction with the purchase of real estate, the Company acquired assets and assumed liabilities as follows:
Land	$1,492,382	$—
Building and other improvements	20,643,086	—
Furniture, fixtures and equipment	339,645	—
Acquired in place lease intangibles	645,035	—
Assumed assets and liabilities, net	(183,975)	—
Purchase of real estate	$22,936,173	$—

Supplemental schedule of non-cash investing and financing activities:

Cash paid for interest	$675,606	$737,305

Distributions payable	$176,259	$77,632

Accrued offering costs payable	$756,106	$532,231

Stock dividends issued	$553,986	$63,970

Common stock issued through distribution reinvestment plan	$479,079	$117,326

See accompanying notes to consolidated financial statements.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2017

(unaudited)

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information and with instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Readers of this Quarterly Report should refer to the audited consolidated financial statements of Inland Residential Properties Trust, Inc. (which may be referred to herein as the “Company,” “we,” “us,” or “our”) for the year ended December 31, 2016, which are included in the Company’s 2016 Annual Report as certain footnote disclosures contained in such audited consolidated financial statements have been omitted from this Quarterly Report.

NOTE 1 - ORGANIZATION

The Company was formed on December 19, 2013 to primarily acquire and manage a portfolio of multi-family properties located primarily in the top 100 United States metropolitan statistical areas, which generally contain populations greater than 500,000 people. The Company entered into a business management agreement (as amended, the “Business Management Agreement”) with Inland Residential Business Manager & Advisor, Inc. (the “Business Manager”), an indirect wholly owned subsidiary of Inland Real Estate Investment Corporation (the “Sponsor”), to be the Business Manager to the Company. Substantially all of the Company’s business is conducted through Inland Residential Operating Partnership, L.P. (the “operating partnership”), of which the Company is the sole general partner. The Company elected to be taxed as a real estate investment trust for U.S. federal income tax purposes (“REIT”) under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, beginning with the tax year ended December 31, 2015.

At June 30, 2017, the Company owned real estate consisting of two multi-family communities totaling 291 units.  The properties consist of 300,174 square feet of residential and 10,609 square feet of retail gross leasable area. During the six months ended June 30, 2017, the properties’ weighted average daily occupancy for residential was 95.5% and at June 30, 2017, 284 units, or 97.6% of the total residential units were leased.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Disclosures discussing all significant accounting policies are set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, as filed with the Securities and Exchange Commission on March 17, 2017, under the heading “Note 2 - Summary of Significant Accounting Policies.” There has been no change to the Company’s significant accounting policies during the six months ended June 30, 2017.

General

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. In the opinion of management, all adjustments necessary for a fair statement, in all material respects, of the financial position and results of operations for the periods are presented. Actual results could differ from those estimates. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

Recent Accounting Pronouncements

In November 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The new update will require that amounts described as restricted cash and restricted cash equivalents be included in beginning and ending-of-period reconciliation of cash shown on the statement of cash flows. The amendment is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company does not believe that ASU No. 2016-18 will have a material impact on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. The new standard requires lessors to account for

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASU No. 2016-02 supersedes the previous leases standard, Leases (Topic 840). The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently documenting the accounting implications, principles for recognition and measurement and presentation and disclosure requirements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective, although it will not affect the accounting for rental related revenues. The new standard is effective for the Company on January 1, 2018. Early adoption is permitted but not prior to the original effective date of January 1, 2017. The standard permits the use of either the retrospective or cumulative effect transition method. The Company has completed a preliminary review of this standard to identify and document specific areas that will be affected by its adoption. Once ASU No. 2016-02 becomes effective, the new revenue standard will apply to certain executory costs and other non-lease components even though the revenue for such activities are not separately stipulated in the tenant’s lease. Revenue from these items are recognized on a straight-line basis under current lease guidance and subsequently, will be recognized as the related services are delivered. The Company intends to implement the standard retrospectively with the cumulative effect (if any) recognized in retained earnings at the date of initial application.

NOTE 3 – EQUITY

The Company is authorized to sell up to $1,000,000,000 of shares of common stock consisting of Class A common stock, $.001 par value per share (“Class A Shares”), at a price of $25.00 per share, Class T common stock, $.001 par value per share (“Class T Shares”), at a price of $23.95 per share, and Class T-3 common stock, $.001 par value per share (“Class T-3 Shares” and, together with the Class A Shares and the Class T Shares, the “Shares”), at a price of $24.14 per share, in any combination, in an initial “reasonable best efforts” offering (the “Offering”). The Company is also authorized to issue up to $190,000,000 of Class A, Class T and Class T-3 Shares at a per share price of $23.75, $22.81 and $22.81, respectively, pursuant to the Company’s distribution reinvestment plan (as amended, the “DRP”).  The Company commenced its Offering of Class A Shares and Class T Shares on February 17, 2015 and, effective February 2, 2017, the Company reallocated certain of the remaining shares offered in the Offering to offer Class T-3 Shares.

Excluding DRP proceeds, the Company generated gross proceeds of $5,446,659, $2,284,009 and $1,901,900 from sales of its Class A Shares, Class T Shares and Class T-3 Shares, respectively, during the six months ended June 30, 2017. As of June 30, 2017, the Company had 1,354,006, 388,824 and 79,362 Class A Shares, Class T Shares and Class T-3 Shares outstanding, respectively.

For the six months ended June 30, 2017, the Company declared cash distributions of $948,184, paid total distributions of $909,132 and issued stock dividends of 22,396 shares to stockholders.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

The Company provides the following programs to facilitate additional investment in the Company’s shares and to provide limited liquidity for stockholders.

Distribution Reinvestment Plan

The Company provides stockholders with the option to purchase additional shares from the Company by automatically reinvesting cash distributions through the DRP, subject to certain share ownership restrictions. For participants in the DRP, cash distributions paid on Class A Shares, Class T Shares and Class T-3 Shares, as applicable, are used to purchase Class A Shares, Class T Shares and Class T-3 Shares, respectively. Such purchases under the DRP are not subject to selling commissions, dealer manager fees, distribution and stockholder servicing fees or reimbursement of issuer costs in connection with shares of common stock issued through the DRP and are made initially at a price of $23.75, $22.81 and $22.81 per Class A Share, Class T Share and Class T-3 Share, respectively. The price is subject to change after the earlier of (1) the change of the public offering price in a public “reasonable best efforts” offering of the Company’s Class A Shares from $25.00 per Class A Share, Class T Shares from $23.95 per Class T Share or Class T-3 Shares from $24.14 per Class T-3 Share, as applicable, if there is a change, and (2) termination of all “reasonable best efforts” public offerings of the Company’s Class A Shares, Class T Shares or Class T-3 Shares, as applicable.

Distributions reinvested through the DRP were $479,079 and $117,326 for the six months ended June 30, 2017 and 2016, respectively.

Share Repurchase Program

Under the share repurchase program (as amended, the “SRP”), the Company is authorized, in its discretion, to purchase shares from stockholders who purchased their shares from the Company or received their shares through a non-cash transfer and who have held their shares for at least one year, if requested. Subject to funds being available, the Company limits the number of shares repurchased during any calendar year to no more than 5% of the number of shares of common stock outstanding on December 31st of the previous calendar year. Funding for the SRP is limited to the proceeds that the Company receives from the DRP during the same period. In the case of repurchases made upon the death of a stockholder or qualifying disability, as defined in the SRP, neither the one year holding period, the limit regarding funds available from the DRP nor the 5% limit applies. The SRP will immediately terminate if the Company’s shares become listed for trading on a national securities exchange. In addition, the Company’s board of directors, in its sole direction, may, at any time, amend, suspend or terminate the SRP.

There were no repurchases through the SRP for the six months ended June 30, 2017.

NOTE 4 – ACQUISITIONS

During the six months ended June 30, 2017, the property below was acquired through IRESI Vernon Hills Commons, L.L.C., the Company’s indirect wholly-owned subsidiary (the “Commons Subsidiary”), and financed by entering into, through the Commons Subsidiary, a seven-year mortgage loan for $13,800,000 and an eight-month mezzanine loan for $9,200,000 (the “Mezzanine Loan”).

2017 Acquisitions

Date Acquired	Property Name	Location	Total Number of Residential Units	Square Footage (a)	Purchase Price (b)
2nd Quarter
5/3/2017	Commons at Town Center	Vernon Hills, IL	85	105,442	$23,000,000

(a)	Does not include five units comprising 10,609 square feet of extended first floor retail space.

(b)	Total purchase price of property.

The acquisition of the Commons at Town Center was accounted for as an asset acquisition. For the six months ended June 30, 2017, the Company incurred $230,000 of total acquisition costs and fees, $158,521 of which were capitalized as the acquisition of net real

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

estate in the accompanying consolidated balance sheets and $71,479 of such costs are included in acquisition related costs in the accompanying consolidated statements of operations.

For the property acquired during the six months ended June 30, 2017, the Company recorded revenue of $415,948 and property net income of $179,907.

The following table presents certain additional information regarding the Company’s acquisition during the six months ended June 30, 2017. The amounts recognized for major assets acquired as of the acquisition date are as follows:

2017
Land	$1,492,382
Building and other improvements	20,643,086
Furniture, fixtures and equipment	339,645
Acquired in place lease intangibles	645,035
Assumed assets and liabilities, net	(183,975)
Total	$22,936,173

NOTE 5 – ACQUIRED INTANGIBLE ASSETS

The following table summarizes the Company’s identified intangible assets and liabilities as of June 30, 2017 and December 31, 2016:

	June 30, 2017	December 31, 2016
Intangible assets:
Acquired in place lease value	$645,035	$—
Accumulated amortization	(112,041)	—
Acquired lease intangibles, net	$532,994	$—

As of June 30, 2017, the weighted average amortization period for acquired in place lease intangibles is 1.9 years.

The portion of the purchase price allocated to acquired in place lease value is amortized on a straight-line basis over the acquired leases’ weighted average remaining term.

Amortization pertaining to acquired in place lease value is summarized below:

	Three Months Ended June 30,		Six Months Ended June 30,
Amortization recorded as amortization expense:	2017	2016	2017	2016
Acquired in place lease value	$112,041	$—	$112,041	$—

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

Estimated amortization of the respective intangible lease assets and liabilities as of June 30, 2017 for each of the five succeeding years and thereafter is as follows:

Acquired In-Place Leases
2017 (remainder of year)	$288,836
2018	88,331
2019	85,035
2020	48,976
2021	21,816
Thereafter	—
Total	$532,994

NOTE 6 – MORTGAGES AND NOTE PAYABLE, NET

As of June 30, 2017 and December 31, 2016, the Company had the following mortgages and note payable:

	June 30, 2017		December 31, 2016
Type of Debt	Principal Amount	Weighted Average Interest Rate	Principal Amount	Weighted Average Interest Rate

Mortgages	$41,250,000	3.66%	$27,450,000	3.64%
Note payable	9,200,000	5.40%	—	—
Total debt before debt issuance costs	$50,450,000	3.97%	$27,450,000	3.64%
Unamortized debt issuance costs	(54,317)		(2,541)
Total debt	$50,395,683		$27,447,459

The Company estimates the fair value of its total debt by discounting the future cash flows of each instrument at rates currently offered for similar debt instruments of comparable maturities by the Company’s lenders using Level 3 inputs.  The carrying value of the Company’s debt excluding unamortized debt issuance costs was $50,450,000 and $27,450,000 as of June 30, 2017 and December 31, 2016, respectively, and its estimated fair value was $49,123,831 and $26,957,385 as of June 30, 2017 and December 31, 2016, respectively.

Mortgages

The mortgage loans require compliance with certain covenants such as debt service ratios, investment restrictions and distribution limitations.  As of June 30, 2017, the Company is in compliance with all financial covenants related to its mortgage loans.

Note Payable

The Mezzanine Loan has customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions including various customary events of default. The Sponsor has agreed to guarantee the obligations or liabilities of the Commons Subsidiary to lender under the Mezzanine Loan. The Company has not paid, and will not pay, any fees or other consideration to the Sponsor for this guarantee. As of June 30, 2017, the Company is in compliance with all financial covenants related to the Mezzanine Loan.

As of June 30, 2017, scheduled principal payments and maturities on the Company’s mortgages and note payable were as follows:

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

	June 30, 2017
Scheduled Principal Payments and Maturities by Year:	Scheduled Principal Payments	Maturities of Mortgages	Maturity of Note Payable	Total
2017 (remainder of the year)	$—	$—	$—	$—
2018	—	—	9,200,000	9,200,000
2019	—	—	—	—
2020	—	—	—	—
2021	124,063	—	—	124,063
Thereafter	853,206	40,272,731	—	41,125,937
Total	$977,269	$40,272,731	$9,200,000	$50,450,000

NOTE 7 – DISTRIBUTIONS

The Company currently pays distributions based on daily record dates, payable in arrears the following month, equal to a daily amount of $0.003424658 per Class A Share, $0.002768493 per Class T Share and $0.003306849 per Class T-3 Share, based upon a 365-day year. The Company issued 22,396 in stock dividends during the six months ended June 30, 2017. The table below presents the distributions paid and declared for the three and six months ended June 30, 2017 and 2016.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
Distributions paid	$488,222	$100,997	$909,132	$171,301
Distributions declared	$506,971	$211,247	$948,184	$342,522

NOTE 8 – EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share (“EPS”) are computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period (the “common shares”). Diluted EPS is computed by dividing net income (loss) by the common shares plus common share equivalents. The Company excludes antidilutive restricted shares from the calculation of weighted-average shares for diluted EPS.  As a result of a net loss for the three and six months ended June 30, 2017, 811 and 761 shares, respectively, were excluded from the computation of diluted EPS, because they would have been antidilutive. As a result of a net loss for the three and six months ended June 30, 2016, 518 and 234 shares, respectively were excluded from the computation of diluted EPS, because they would have been antidilutive.

NOTE 9 – EQUITY-BASED COMPENSATION

In accordance with the Company’s Employee and Director Incentive Restricted Share Plan (the “RSP”), restricted shares are issued to non-employee directors as compensation.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

Under the RSP, restricted shares generally vest over a one to three year vesting period from the date of the grant based on the specific terms of the grant.  The grant-date value of the restricted shares is amortized over the vesting period representing the requisite service period. At vesting, any restrictions on the shares lapse. The number of shares that may be issued under the RSP is limited to 5% of outstanding shares. Compensation expense associated with the director restricted shares is included in general and administrative expenses in the accompanying consolidated financial statements. Compensation expense under the RSP was $2,778 and $5,139 for the three and six months ended June 30, 2017, respectively. Compensation under the RSP was $3,316 and $6,076 for the three and six months ended June 30, 2016, respectively. As of June 30, 2017, the Company had $20,116 of unrecognized compensation cost related to the unvested restricted share awards. The weighted average remaining period that compensation expense related to unvested restricted shares will be recognized is 1.76 years. A summary of the status of the restricted shares is presented below:

	Shares	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value
Outstanding at December 31, 2016	804	$18,334	$18,334
Granted	658	15,000	15,000
Vested	(183)	(4,167)	(4,167)
Forfeited	—	—	—
Outstanding at June 30, 2017	1,279	$29,167	$29,167

NOTE 10 – SEGMENT REPORTING

The Company has one reportable segment, multi-family real estate, as defined by U.S. GAAP for the three and six months ended June 30, 2017 and 2016.

NOTE 11 – TRANSACTIONS WITH RELATED PARTIES

The following table summarizes the Company’s related party transactions for the three and six months ended June 30, 2017 and 2016.

		Three Months Ended June 30,		Six Months Ended June 30,		Amount Unpaid as of
		2017	2016	2017	2016	June 30, 2017	December 31, 2016
General and administrative reimbursements	(a)	$119,724	$166,333	$210,031	$257,796	$92,735	$80,386
Affiliate share purchase discounts	(b)	974	12	24,530	14,542	—	—
Total general and administrative costs		$120,698	$166,345	$234,561	$272,338	$92,735	$80,386

Acquisition related costs	(c)	$123,418	$—	$158,276	$—	$720,988	$686,250
Offering costs	(d)	$712,154	$724,809	$1,110,183	$1,274,616	$1,689,124	$1,476,746
Business management fee	(e)	$91,763	$68,594	$160,455	$137,185	$526,450	$365,995
Mortgage financing fee	(f)	$—	$—	$—	$—	$114,375	$114,375
Sponsor non-interest bearing advances	(g)	$—	$—	$—	$—	$2,950,000	$2,950,000

Property management fee		$61,409	$39,597	$100,554	$76,728	$—	$—
Property operating expenses		129,715	96,284	223,135	168,990	22,694	11,001
Total property operating expenses	(h)	$191,124	$135,881	$323,689	$245,718	$22,694	$11,001

(a)	The Business Manager and its affiliates are entitled to reimbursement for certain general and administrative expenses incurred relating to the Company’s administration. Such costs are included in general and administrative expenses in the accompanying consolidated statements of operations. Unpaid amounts are included in due to related parties in the accompanying consolidated balance sheets.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

(b)	The Company established a discount stock purchase policy for affiliates and affiliates of the Business Manager that enable them to purchase shares of common stock at $22.81 per share. The Company sold 11,201 and 6,635 shares to affiliates during the six months ended June 30, 2017 and 2016, respectively.

(c)	Prior to August 8, 2016 under the Business Management Agreement, the Company was required to pay the Business Manager or its affiliates an acquisition fee equal to 1.5% of the “contract purchase price,” as defined in that agreement, of each property and real estate-related asset acquired. The Business Management Agreement was amended to, among other things, delete the obligation to pay acquisition fees, real estate sales commissions and mortgage financing fees payable to the Business Manager by the Company with respect to transactions occurring on or after August 8, 2016. The Business Manager and its affiliates continue to be reimbursed for acquisition related costs of the Business Manager and its affiliates relating to the Company’s acquisition of properties and real estate assets, regardless of whether the Company acquires the properties or real estate assets, subject to the limits provided in the amended agreement. Of the $158,276 related party acquisition costs and fees, $120,040 were capitalized and classified in other assets in the accompanying consolidated balance sheets and $38,236 of such costs are included in acquisition related costs in the accompanying consolidated statements of operations. Acquisition fees earned prior to August 8, 2016, which have been previously accrued for and are owed to the Business Manager, are expected to be paid in the future and are included in due to related parties in the accompanying consolidated balance sheets.

(d)	The Company reimburses the Sponsor and its affiliates for costs and other expenses of the Offering. Offering costs are offset against the stockholders’ equity accounts. Unpaid amounts are included in due to related parties in the accompanying consolidated balance sheets. An affiliate of the Business Manager also receives selling commissions equal to 6.0% of the sale price for each Class A Share sold, 2.0% of the sale price for each Class T Share sold and 3.0% of the sale price for each Class T-3 Share sold and a dealer manager fee equal to 2.75% of the sale price for each Class A and Class T Share sold and 2.5% of the sale price for each Class T-3 Share sold, the majority of which is re-allowed (paid) to third party soliciting dealers. The Company does not pay selling commissions or the dealer manager fee in connection with shares issued through the DRP and pays no or reduced selling commissions and dealer manager fees in connection with certain special sales. Unpaid amounts are included in due to related parties in the accompanying consolidated balance sheets. The Company pays a distribution and stockholder servicing fee equal to 1.0% per annum of the purchase price per share (or, once reported, the amount of the Company’s estimated value per share) for each Class T Share and Class T-3 Share sold in the Offering. The fee is not paid at the time of purchase. The Company accounts for the total fee as a charge to equity at the time each Class T Share or Class T-3 Share is sold in the Offering and records a corresponding payable in due to related parties. The distribution and stockholder servicing fee is payable monthly in arrears as it becomes contractually due. At June 30, 2017 and December 31, 2016, the unpaid fee equal to $475,643 and $335,327, respectively, was recorded in due to related parties in the accompanying consolidated balance sheets.

(e)	The Company pays the Business Manager an annual business management fee equal to 0.6% of its “average invested assets,” payable quarterly in an amount equal to 0.15% of the Company’s average invested assets as of the last day of the immediately preceding quarter. “Average invested assets” means, for any period, the average of the aggregate book value of the Company’s assets, including all intangibles and goodwill, invested, directly or indirectly, in equity interests in, and loans secured by, properties, as well as amounts invested in securities or consolidated and unconsolidated joint ventures or other partnerships, before reserves for amortization and depreciation or bad debts, impairments or other similar non-cash reserves, computed by taking the average of these values at the end of each month during the relevant calendar quarter. Unpaid amounts are included in due to related parties in the accompanying consolidated balance sheets.

(f)	Prior to August 8, 2016 under the Business Management Agreement, the Company was required to pay the Business Manager or its affiliates a mortgage financing fee equal to 0.25% of the amount available or borrowed under the financing or the assumed debt if the Business Manager or its affiliates provided services in connection with the origination or refinancing of any debt that the Company obtained and used to finance properties or other assets, or that was assumed, directly or indirectly, in connection with the acquisition of properties or other assets. Pursuant to the amended Business Management Agreement, mortgage financing fees were eliminated with respect to transactions occurring on or after August 8, 2016. Mortgage financing fees earned prior to August 8, 2016, which have been previously accrued for and are owed to the Business Manager, are expected to be paid in the future and are included in due to related parties in the accompanying consolidated balance sheets.

(g)	This amount represents non-interest bearing advances made by the Sponsor which the Company intends to repay. Unpaid amounts are included in due to related parties in the accompanying consolidated balance sheets.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

(h)	The Company pays Inland Residential Real Estate Services, LLC (the “Real Estate Manager”) a monthly property management fee of up to 4% of the gross income from any property managed directly by the Real Estate Manager or its affiliates. The Real Estate Manager may reduce, in its sole discretion, the amount of the management fee payable in connection with a particular property, subject to these limits. The Company also reimburses the Real Estate Manager and its affiliates for property-level expenses that they pay or incur on the Company’s behalf, including the salaries, bonuses, benefits and severance payments for persons performing services, including without limitation acquisition due diligence services, for the Real Estate Manager and its affiliates (excluding the executive officers of the Real Estate Manager and the Company’s executive officers).

NOTE 12 – OPERATING LEASES

The Company’s residential lease terms are generally for twelve months or less.  The retail lease terms range from 1 to 4 years. Minimum lease payments to be received under retail operating leases as of June 30, 2017 for the years indicated, assuming no expiring leases are renewed, are as follows:

Minimum Lease Payments
2017 (remainder of year)	$135,425
2018	257,350
2019	254,650
2020	172,750
2021	78,120
Thereafter	—
Total	$898,295

NOTE 13 – SUBSEQUENT EVENTS

Cash distributions

The Company’s board of directors declared cash distributions payable to stockholders of record of Class A, Class T and Class T-3 Shares each day beginning on the close of business July 1, 2017 through the close of business December 31, 2017.  Through that date distributions were declared in a daily amount equal to $0.003424658 per Class A Share, $0.002768493 per Class T Share and $0.003306849 per Class T-3 Share, based on a 365-day period. Distributions were paid monthly in arrears as follows.

Distribution Month	Month Distribution Paid	Gross Amount of Distribution Paid	Distribution Reinvested through DRP	Shares Issued	Net Cash Distribution
June 2017	July 2017	$176,258	$94,758	4,031	$81,500
July 2017	August 2017	$186,955	$100,971	4,295	$85,984

 Acquisitions

The Company purchased the following property from an unaffiliated third party subsequent to June 30, 2017:

Date Acquired	Property Name	Location	Square Footage	Number of Units	Purchase Price
7/27/2017	Verandas at Mitylene	Montgomery, Alabama	376,968	332	$36,550,000

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

Financing

Date	Property	Interest Rate (stated)	Principal Amount	Maturity Date
7/27/2017	Verandas at Mitylene	3.88%	$21,930,000	8/1/2027

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Certain statements in this Quarterly Report on Form 10-Q constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Words such as “may,” “could,” “should,” “expect,” “intend,” “plan,” “goal,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “variables,” “potential,” “continue,” “expand,” “maintain,” “create,” “strategies,” “likely,” “will,” “would” and variations of these terms and similar expressions, or the negative of these terms or similar expressions, are intended to identify forward-looking statements.

These forward-looking statements are not historical facts but reflect the intent, belief or current expectations of the management of Inland Residential Properties Trust, Inc. (which we refer to herein as the “Company,” “we,” “our” or “us”) based on their knowledge and understanding of the business and industry, the economy and other future conditions. These statements are not guarantees of future performance, and we caution stockholders not to place undue reliance on forward-looking statements. Actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to the factors listed and described under “Risk Factors” in this Quarterly Report on Form 10-Q and in our Annual Report on Form 10-K for the year ended December 31, 2016, as filed with the Securities and Exchange Commission on March 17, 2017, and factors described below:

•	There is no established public trading market for our shares, and our stockholders may not be able to sell their shares under our share repurchase program (as amended, the “SRP”) and, if our stockholders are able to sell their shares under the SRP, they may not be able to recover the amount of their investment in our shares;

•	Our board does not have any current plans to list our shares or pursue any other liquidity event, and we cannot guarantee that a liquidity event will occur;

•	To date, we have not generated sufficient cash flow from operations to pay distributions, and, therefore, we have paid, and may continue to pay, distributions from the net proceeds of our “reasonable best efforts” offering (the “Offering”) and distribution reinvestment plan (as amended, the “DRP”), which reduces the amount of cash we ultimately have to invest in assets, negatively impacting the value of our stockholders’ investment and is dilutive to our stockholders;

•	If we fail to raise sufficient funds through our Offering, then we will be unable to build a large diversified portfolio of properties and the poor performance of a single investment could materially adversely affect our overall investment performance;

•	We have incurred net losses on a U.S. GAAP basis for the three and six months ended June 30, 2017 and 2016 and for the year ended December 31, 2016;

•	Our charter generally limits the total amount we may borrow to 300% of our net assets, equivalent to 75% of the costs of our assets;

•	The interest of later investors in our common stock will be diluted as a result of our payment of stock dividends that have been declared and will be further diluted if we make additional stock dividends;

•	We may not be able to raise capital sufficient to achieve our investment objectives;

•	The prior performance of programs sponsored by Inland Real Estate Investment Corporation (our “Sponsor”) should not be used to predict our future results;

•	Market disruptions may adversely impact many aspects of our operating results and operating condition;

•	The number and value of real estate assets we acquire will depend, in part, on the net proceeds raised in our Offering;

•	We do not have employees and will rely on Inland Residential Business Manager & Advisor, Inc. or our “Business Manager” and Inland Residential Real Estate Services, LLC or our “Real Estate Manager” to manage our business and assets;

•	Persons performing services for our Business Manager and our Real Estate Manager are employed by our Sponsor or its affiliates and face competing demands for their time and service;

•	We do not have arm’s-length agreements with our Business Manager, Real Estate Manager or other affiliates of our Sponsor;

•	Our Sponsor may face a conflict of interest in allocating personnel and resources between its affiliates, our Business Manager and our Real Estate Manager;

•	We may suffer from delays in selecting, acquiring and developing suitable assets;

•	We rely on entities affiliated with our Sponsor to identify real estate assets;

•	We pay fees, which may be significant, to our Business Manager, Real Estate Manager and other affiliates of our Sponsor;

•	We have not identified all of the specific real estate assets that we will acquire with the net proceeds raised in our Offering, thus it is a “blind pool” offering;

•	Any properties that we acquire and own may compete with the properties owned by other programs sponsored by our Sponsor or Inland Private Capital Corporation for, among other things, tenants;

•	There are limits on the ownership and transferability of our shares; and

•	If we fail to continue to qualify as a REIT, our operations and distributions to stockholders will be adversely affected.

Forward-looking statements in this Quarterly Report on Form 10-Q reflect our management’s view only as of the date of this Quarterly Report, and may ultimately prove to be incorrect or false. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results except as required by applicable law. We intend for these forward-looking statements to be covered by the applicable safe harbor provisions created by Section 27A of the Securities Act and Section 21E of the Exchange Act.

The following discussion and analysis relates to the three and six months ended June 30, 2017 and 2016, respectively and as of June 30, 2017 and December 31, 2016, respectively. You should read the following discussion and analysis along with our consolidated financial statements and the related notes included in this report.

Overview

We are an externally managed Maryland corporation formed in December 2013 to primarily acquire and manage a portfolio of multi-family properties located primarily in the top 100 United States metropolitan statistical areas, which generally contain populations greater than 500,000 people. We expect that our real estate portfolio will consist primarily of “stabilized” Class A and Class B multi-family properties. We are managed by our Business Manager. Substantially all of our business is conducted through Inland Residential Operating Partnership, L.P. (the “operating partnership”), of which we are the sole general partner.  We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, beginning with our taxable year ended December 31, 2015.

We are authorized to sell up to $1,000,000,000 of shares of common stock which consist of Class A Shares, at a price of $25.00 per share, Class T Shares, at a price of $23.95 per share, and Class T-3 Shares, at a price of $24.14 per share, in any combination, on a “reasonable best efforts” basis. We are also authorized to issue up to $190,000,000 of Class A, Class T and Class T-3 Shares at a per share price of $23.75, $22.81 and $22.81, respectively, pursuant to our DRP. We commenced our Offering of Class A Shares and Class T Shares on February 17, 2015 and, effective February 2, 2017, we reallocated certain of the remaining shares being offered in our Offering to offer Class T-3 Shares.

Company Highlights – Three Months Ended June 30, 2017

Acquisitions

During the three months ended June 30, 2017, we acquired, from an unaffiliated third party, a fee simple interest in a 105,442 square foot, 85-unit apartment community with a 10,609 square foot extended first floor retail space known as Commons at Town Center, located in Vernon Hills, Illinois.  The purchase price of the property was $23,000,000.

Financings

The acquisition was financed by obtaining a fixed rate mortgage loan and a short term mezzanine loan in an aggregate principal amount equal to $23,000,000.

Capital

Excluding DRP proceeds, we generated gross proceeds of approximately $2.4 million, $1.1 million and $1.8 million from sales of our Class A Shares, Class T Shares and Class T-3 Shares, respectively, during the three months ended June 30, 2017.

Select Property Information

As of June 30, 2017, we owned two communities located in two states consisting of 291 residential units.  In addition, we own ground level retail space totaling 10,609 square feet at one property.  We own and lease retail space at our properties when we believe the retail space will increase the attractiveness of our communities and add convenience to our residents. The table below presents information for each of our communities as of June 30, 2017.

Community	Location	Total Number of Residential Units	Average Rental Rate per Residential Unit (a)	2017 Residential Average Occupancy	Leased Residential Units	Purchase Price	Debt Balance	Interest Rate (b)
The Retreat at Market Square	Frederick, MD	206	$1,542	95.7%	201	$45,727,557	$27,450,000	3.64%
Commons at Town Center	Vernon Hills, IL	85	$1,921	95.1%	83	$23,000,000	$23,000,000	4.37%

(a)	Average rental rate per residential unit is for the last month of the period presented.

(b)	Weighted average interest rate as of June 30, 2017.

Our communities include garden-style apartments generally defined as properties with multiple one to three story buildings in landscaped settings and mid-rise apartments situated in more urban settings.  The following table sets forth a summary of our communities by building type as of June 30, 2017.

Type	Residential Units
Garden-style	206
Mid-rise	85

Liquidity and Capital Resources

General

Our primary uses and sources of cash are as follows:

Uses		Sources
Short-term liquidity and capital needs such as:		•	Cash receipts from our tenants
•	Interest on our mortgage loans	•	Proceeds from the Offering including the DRP
•	Interest and principal payments on our mezzanine loan	•	Proceeds from new mortgage loans
•	Property operating expenses
•	General and administrative expenses
•	Distributions to stockholders
•	Non-transaction based fees payable to our Business Manager and Real Estate Manager
•	Payment of offering costs

Long-term liquidity and capital needs such as:
•	Acquisition of real estate investments
•	Interest & principal payments on our mortgage loans
•	Payment of offering costs
•	Capital expenditures

Cash Flow Analysis

	Six Months Ended June 30,		Change
	2017	2016	2017 vs. 2016
Net cash flows provided by operating activities	$505,005	$100,579	$404,426
Net cash flows used in investing activities	$(22,956,339)	$(4,300)	$(22,952,039)
Net cash flows provided by (used in) financing activities	$30,581,221	$(4,359,286)	$34,940,507

Operating activities

Cash provided by operating activities increased $0.4 million for the six months ended June 30, 2017 compared to the six months ended June 30, 2016 primarily due to payments made in 2016 related to our 2015 acquisition, cash generated from property operations from our recent acquisition and timing of payments.

Investing activities

	Six Months Ended June 30,		Change
	2017	2016	2017 vs. 2016
Purchase of real estate	$(22,936,173)	$—	$(22,936,173)
Capital expenditures	(20,166)	(4,300)	(15,866)
Net cash flows used in investing activities	$(22,956,339)	$(4,300)	$(22,952,039)

We used more cash in our investing activities for the six months ended June 30, 2017 compared to the six months ended June 30, 2016 primarily due to the acquisition of Commons at Town Center in 2017.

Financing activities

	Six Months Ended June 30,		Change
	2017	2016	2017 vs. 2016
Proceeds from offering net of offering costs	$8,069,000	$11,176,161	$(3,107,161)
Distributions paid	(430,053)	(171,301)	(258,752)
Total changes related to debt	22,942,274	(15,364,146)	38,306,420
Net cash provided by (used in) financing activities	$30,581,221	$(4,359,286)	$34,940,507

Cash provided by financing activities increased $34.9 million for the six months ended June 30, 2017 compared to the six months ended June 30, 2016. During the six months ended June 30, 2017 and 2016, we generated proceeds from the sale of our shares, net of offering costs paid, of approximately $8.1 million and $11.2 million, respectively. During the six months ended June 30, 2017, we obtained a mortgage loan and a mezzanine loan in an aggregate amount of $23.0 million to finance our acquisition.  During the six months ended June 30, 2016, we paid $15.4 million toward our mortgage loan. During the six months ended June 30, 2017 and 2016, we paid approximately $0.4 million and $0.2 million, respectively, in distributions.

Distributions

A summary of the cash distributions declared and paid, and cash flows provided by operations for the six months ended June 30, 2017 and 2016 is as follows:

	Six Months Ended June 30,
	2017	2016

Total cash distributions declared	$948,184	$342,522
Distributions declared per Class A Share (1)	$0.62	$0.62
Distributions declared per Class T Share (1)	$0.50	$0.50
Distributions declared per Class T-3 Share (1)	$0.60	$—

Total cash distributions paid (2)	$909,132	$288,627
Cash distributions paid	430,053	171,301
Distributions reinvested via DRP	479,079	117,326

Cash flow provided by operations	$505,005	$100,579
Net offering proceeds (3)	$8,069,000	$11,176,161

(1)	Per share amounts are based on weighted average number of Class A Shares, Class T Shares or Class T-3 shares outstanding, as applicable. For the six months ended June 30, 2017 and 2016, the distributions declared per Class T Share are less than the distributions declared per Class A Share by an amount equal to the distribution and stockholder servicing fee paid per Class T Share of $0.12. For the six months ended June 30, 2017, the distributions declared per Class T-3 Share are less than the distributions declared per Class A Share by an amount equal to $0.02. The remaining distribution and stockholder servicing fee per Class T-3 Share of approximately $0.10 will impact the estimated value per share of the Class T-3 Shares.

(2)	Approximately 44.5% and 65.2% of cash distributions paid for the six months ended June 30, 2017 and 2016, respectively, were paid from the net proceeds of our Offering.

(3)	The Offering commenced on February 17, 2015.

Results of operations

The following discussion is based on our consolidated financial statements for the three and six months ended June 30, 2017 and 2016. This section describes and compares our results of operations for the three and six months ended June 30, 2017 and 2016. We generate almost all of our net operating income from property operations. In order to evaluate our overall portfolio, management analyzes the net operating income of our property that we have owned and operated for both periods presented, in their entirety, referred to herein as “same store” properties. By evaluating the property net operating income of our “same store” properties, management is able to monitor the operations of our existing properties for comparable periods to measure the performance of our current portfolio and determine the effects of our new acquisitions on net income.

Comparison of the three months ended June 30, 2017 and 2016

A total of one multi-family property was acquired on or before April 1, 2016 and represents our “same store” property during the three months ended June 30, 2017 and 2016.  “Non-same store,” as reflected in the table below, consists of properties acquired after April 1, 2016. For the three months ended June 30, 2017 and 2016, one property constituted a non-same store property. The following table presents the property net operating income broken out between same store and non-same store, prior to amortization of intangibles, interest, and depreciation and amortization for the three months ended June 30, 2017 and 2016, along with a reconciliation to net loss, calculated in accordance with U.S. GAAP.

	Total			Same Store			Non-Same Store
	Three Months Ended June 30,			Three Months Ended June 30,			Three Months Ended June 30,
	2017	2016	Change	2017	2016	Change	2017	2016	Change
Rental income	$1,294,942	$917,059	$377,883	$927,332	$917,059	$10,273	$367,610	$—	$367,610
Other property income	128,262	88,713	39,549	79,923	88,713	(8,790)	48,339	—	$48,339
Total income	$1,423,204	$1,005,772	$417,432	$1,007,255	$1,005,772	$1,483	$415,949	$—	$415,949

Property operating expenses	$432,756	$313,838	$118,918	$322,629	$313,838	$8,791	$110,127	—	$110,127
Real estate tax expense	164,056	87,528	76,528	87,596	87,528	68	76,460	—	76,460
Total property operating expenses	$596,812	$401,366	$195,446	$410,225	$401,366	$8,859	$186,587	$—	$186,587

Property net operating income	$826,392	$604,406	$221,986	$597,030	$604,406	$(7,376)	$229,362	$—	$229,362

General and administrative expenses	$(390,663)	$(320,173)	$(70,490)
Acquisition related costs	(30,266)	—	(30,266)
Business management fee	(91,763)	(68,594)	(23,169)
Depreciation and amortization	(609,311)	(450,466)	(158,845)
Interest expense	(423,299)	(372,037)	(51,262)
Interest and other income	14,116	—	14,116
Net loss	$(704,794)	$(606,864)	$(97,930)

Net loss. Net loss was $704,794 and $606,864 for the three months ended June 30, 2017 and 2016, respectively.

Total property net operating income.  On a “same store” basis, comparing the results of operations of our investment property owned during the three months ended June 30, 2017 with the results of the same investment property owned during the three months ended June 30, 2016 property net operating income decreased $7,376.  The decrease is primarily due to increased property operating expenses as a result of a common area painting project offset by increased property income due to increased occupancy.

“Non-same store” total property net operating income increased $229,362 during 2017 as compared to 2016. The increase is a result of acquiring an additional property after April 1, 2016. On a “non-same store” basis, total property income increased $415,949 and total property operating expenses increased $186,587 during the three months ended June 30, 2017 as compared to 2016 as a result of this acquisition.

General and Administrative expenses.  General and administrative expenses increased $70,490 in 2017 compared to 2016.  This increase is primarily due to growth in our portfolio.

Acquisition related costs.  Acquisition related expenses increased $30,266 in 2017 compared to 2016. The increase is attributed to our acquisition related activity.

Business management fee. Business management fees increased $23,169 in 2017 compared to 2016. The increase is due to the acquisition of one property which increased assets under management.

Depreciation and Amortization.  Depreciation and amortization increased $158,845 in 2017, as compared to 2016. The increase is primarily due to one acquisition in 2017.

Interest Expense.  Interest expense increased $51,262 in 2017 compared to 2016. The increase is primarily due to additional financing after April 1, 2016.

Interest and other income.  Interest and other income increased $14,116.  The increase is primarily due to higher interest earned as a result of higher cash balances in 2017 compared to 2016.

Comparison of the six months ended June 30, 2017 and 2016

A total of one multi-family property was acquired on or before January 1, 2016 and represents our “same store” property during the six months ended June 30, 2017 and 2016.  “Non-same store,” as reflected in the table below, consists of properties acquired after January 1, 2016. For the six months ended June 30, 2017 and 2016, one property constituted a non-same store property. The following table presents the property net operating income broken out between same store and non-same store, prior to amortization of intangibles, interest, and depreciation and amortization for the six months ended June 30, 2017 and 2016, along with a reconciliation to net loss, calculated in accordance with U.S. GAAP.

	Total			Same Store			Non-Same Store
	Six Months Ended June 30,			Six Months Ended June 30,			Six Months Ended June 30,
	2017	2016	Change	2017	2016	Change	2017	2016	Change
Rental income	$2,198,454	$1,760,295	$438,159	$1,830,845	$1,760,295	$70,550	$367,609	$—	$367,609
Other property income	244,505	176,724	67,781	196,166	176,724	19,442	48,339	—	48,339
Total income	$2,442,959	$1,937,019	$505,940	$2,027,011	$1,937,019	$89,992	$415,948	$—	$415,948

Property operating expenses	$696,666	$601,571	$95,095	$586,539	$601,571	$(15,032)	$110,127	—	$110,127
Real estate tax expense	253,999	174,553	79,446	177,539	174,553	2,986	76,460	—	76,460
Total property operating expenses	$950,665	$776,124	$174,541	$764,078	$776,124	$(12,046)	$186,587	$—	$186,587

Property net operating income	$1,492,294	$1,160,895	$331,399	$1,262,933	$1,160,895	$102,038	$229,361	$—	$229,361

General and administrative expenses	$(694,517)	$(600,684)	$(93,833)
Acquisition related costs	(71,479)	—	(71,479)
Business management fee	(160,455)	(137,185)	(23,270)
Depreciation and amortization	(978,707)	(1,072,825)	94,118
Interest expense	(675,550)	(799,064)	123,514
Interest and other income	24,514	—	24,514
Net loss	$(1,063,900)	$(1,448,863)	$384,963

Net loss.  Net loss was $1,063,900 and $1,448,863 for the six months ended June 30, 2017 and June 30, 2016, respectively.

Total property net operating income.  On a “same store” basis, comparing the results of operations of our investment property owned during the full six months ended June 30, 2017, with the results of the same investment properties owned during the full six months ended June 30, 2016, property net operating income increased $102,038. The increase is due to increased property income due to increased occupancy and markets rents, offset by decreased property operating expenses due primarily to a decrease in snow removal expense.

“Non-same store” total property net operating income increased $229,361 during 2017 as compared to 2016. The increase is a result of acquiring an additional property after January 1, 2016.

General and administrative expenses. General and administrative expenses increased $93,833 in 2017 compared to 2016. The increase is primarily due to the growth in our portfolio.

Acquisition related costs. Acquisition related expenses increased $71,479 in 2017 compared to 2016. The increase is attributed to our acquisition related activity.

Business management fee. Business management fees increased $23,270 in 2017 compared to 2016. The increase is due to the acquisition of one property which increased assets under management.

Depreciation and amortization.  Depreciation and amortization decreased $94,118 in 2017, as compared to 2016. This decrease is due primarily to The Retreat at Market Square’s acquired in place lease intangible becoming fully amortized in April 2016.

Interest Expense.  Interest expense decreased $123,514 in 2017 compared to 2016. The decrease is due to pay down of debt, partially offset by recent financings.

Interest and other income.  Interest and other income increased $24,514.  The increase is primarily due to higher interest earned as a result of higher cash balances in 2017 compared to 2016.

Critical Accounting Policies

Disclosures discussing all significant accounting policies are set forth in our Annual Report on Form 10-K for the year ended December 31, 2016, as filed with the Securities and Exchange Commission on March 17, 2017, under the heading “Critical Accounting Policies”. There have been no changes to our critical accounting policies during the three months ended June 30, 2017.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Subsequent Events

For information related to subsequent events, reference is made to Note 13 – “Subsequent Events” which is included in our June 30, 2017 Notes to Consolidated Financial Statements in Item 1.

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

We are exposed to interest rate changes primarily as a result of long-term debt used to purchase properties or other real estate assets, maintain liquidity and fund capital expenditures or operations. We seek to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. As of June 30, 2017, we had outstanding debt of approximately $50.5 million, excluding unamortized debt issuance costs. The weighted average interest rate was 3.97%. With regard to fixed rate financing, interest rate fluctuations generally affect the fair value, but not our earnings or cash flows. Therefore, interest rate risk does not have a significant impact on our fixed rate debt obligations until their maturity or earlier prepayment.

With regard to any variable rate financing, our Business Manager will assess our interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. Our Business Manager will maintain risk management control systems to monitor interest rate cash flow risk attributable to both of our outstanding or forecasted debt obligations as well as our potential offsetting hedge positions. While this hedging strategy will be designed to minimize the impact on our net income and funds from operations from changes in interest rates, the overall returns on stockholder investments may be reduced. Presently, we do not have any variable rate debt.

We may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets. Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from our currently anticipated hedging strategy. If we use derivative financial instruments to hedge against interest rate fluctuations, we will be exposed to both credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty will owe us, which creates credit risk for us because the counterparty may not perform. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. We will seek to manage the market risk associated with interest-rate contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. There is no assurance we will be successful. Presently, we do not have any derivative financial instruments.

Item 4.  Controls and Procedures

Controls and Procedures

Our management has evaluated, with the participation of our principal executive and principal financial officers, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the principal executive and principal financial officers have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) or Rule 15d-15(f)) during the three months ended June 30, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Part II - Other Information

Item 1.  Legal Proceedings

We are not a party to, and our properties are not subject to, any material pending legal proceedings.

Item 1A.  Risk Factors

The following risk factors supplement the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2016.

We have incurred a net loss on a U.S. GAAP basis for the six months ended June 30, 2017.

We incurred a net loss on a U.S. GAAP basis for the three and six months ended June 30, 2017 of approximately $0.7 million and $1.1 million, respectively. Our loss can be attributed, in part, to property operating, interest, general and administrative expenses and depreciation and amortization. We may incur net losses in the future, which could have a material adverse impact on our financial condition, operations, cash flow, and our ability to service our indebtedness and pay distributions to our stockholders. We are subject to all of the business risks and uncertainties associated with any business, including the risk that the value of a stockholder’s investment could decline substantially. We were formed in December 2013 and, as of June 30, 2017, acquired two multi-family communities. We cannot assure our stockholders that, in the future, we will be profitable or that we will realize growth in the value of our assets.

To date, we have not generated sufficient cash flow from operations to pay distributions, and, therefore, we have paid, and may continue to pay, distributions from the net proceeds of our Offering and DRP, which reduces the amount of cash we ultimately have to invest in assets, negatively impacting the value of our stockholders’ investment, and is dilutive to our stockholders.

We have not yet generated sufficient cash flow from operations to fund distribution payments and may not do so unless our asset base grows significantly. Our organizational documents permit us to pay distributions from sources other than cash flow from operations. Specifically, some or all of our distributions may be paid from retained cash flow, from borrowings and from cash flow from investing activities, including the net proceeds from the sale of our assets, or from the net proceeds of our Offering and DRP. Accordingly, until such time as we are generating cash flow from operations sufficient to cover distributions we have paid and will likely continue to pay distributions from the net proceeds of our Offering and DRP or other sources. We have not established any limit on the extent to which we may use alternate sources, including borrowings or proceeds of the Offering and DRP, to pay distributions. There is no assurance we will generate sufficient cash flow from operations to cover distributions. We began declaring distributions to stockholders of record during November 2015. Of the cash distributions paid to stockholders through June 30, 2017, 68% ($1.2 million) have been paid from the net proceeds of our Offering and DRP. To the extent we pay cash distributions, or a portion thereof, from sources other than cash flow from operations, we will have less capital available to invest in properties and other real estate-related assets, the book value per share may decline, and there will be no assurance that we will be able to sustain distributions at that level.

Item 2.  Unregistered Sales of Equity Securities and Use of Proceeds

On February 17, 2015, our Registration Statement on Form S-11 (File No. 333-199129), covering a public offering of up to $1,190,000,000 of shares of Class A and Class T common stock was declared effective under the Securities Act, and on February 2, 2017, Post-Effective Amendment No. 9 to our Registration Statement on Form S-11 (File No. 333-199129), reallocating certain of the remaining shares being offered to offer Class T-3 Shares as a new class of common stock pursuant to the Offering and the DRP, was declared effective under the Securities Act. The Offering commenced on February 17, 2015 and is ongoing.

We are offering up to $1,000,000,000 of Class A Shares, Class T Shares and Class T-3 Shares, in any combination. We are also offering up to $190,000,000 of Class A, Class T and Class T-3 Shares in the DRP. We reserve the right to reallocate the shares between our reasonable best efforts Offering and the DRP, and among share classes.

From the effective date of the Offering through June 30, 2017, we had sold the following securities in the Offering and the DRP for the following aggregate offering proceeds:

•	1,289,196 Class A Shares, 375,556 Class T Shares and 78,786 Class T-3 Shares, equal to $42,565,495 in aggregate gross offering proceeds, in the reasonable best efforts Offering.

•	32,305 Class A Shares, 6,528 Class T Shares and 126 Class T-3 Shares, equal to $919,000 in aggregate gross offering proceeds, pursuant to the DRP.

From the effective date of the Offering through June 30, 2017, we have paid the following costs in connection with the issuance and distribution of the registered securities:

Type of Costs	Amount
Offering costs paid to related parties (1)	$3,619,613
Offering costs paid to non-related parties	3,154,914
Total offering costs paid	$6,774,527

(1)	“Offering costs to related parties” include selling commissions, dealer manager fees and due diligence expense reimbursements paid to Inland Securities Corporation, which re-allowed all or a portion of these amounts to soliciting dealers that are not related to Inland Securities Corporation.

From the effective date of the Offering through June 30, 2017, the net offering proceeds to us from the Offering and the DRP, after deducting the total expenses incurred described above, were approximately $36,709,000. As of June 30, 2017, we used $18,300,000 of these net proceeds to repay a portion of our debt which was originally incurred in connection with the purchase of real estate, approximately $919,000 in related costs associated with our purchase of real estate, of which approximately $63,000 was paid to related parties and approximately $1,234,000 to pay distributions. The remaining proceeds were held as cash at June 30, 2017.

Recent Sales of Unregistered Equity Securities

On June 20, 2017, we issued 658 restricted Class A Shares to our independent directors pursuant to our Employee and Director Incentive Restricted Share Plan, which become vested in equal installments of 33-1/3% on each of the first three anniversaries of June 20, 2017, subject to certain exceptions. No sales commissions or other consideration was paid in connection with such issuances, which were made without registration under the Securities Act in reliance upon the exemption from registration set forth in Section 4(a)(2) of the Securities Act as transactions not involving any public offering.

Share Repurchase Program

The SRP is designed to provide eligible stockholders with limited, interim liquidity by enabling them to sell shares back to us. The terms under which we may repurchase shares may differ between repurchases upon the death or “qualifying disability” of a stockholder or “Exceptional Repurchases” and all other repurchases or “Ordinary Repurchases.” The repurchase price for Ordinary Repurchases is equal to $21.60 per share, $21.61 per share and $21.61 per share for Class A Shares, Class T Shares and Class T-3 Shares, respectively, until the initial valuation date, and thereafter the repurchase price is equal to 96.0% of the most recent applicable estimated value per share reported by us.

In the case of Ordinary Repurchases, we may repurchase shares beneficially owned by a stockholder continuously for at least one year and who purchased their shares from us or received their shares through a non-cash transfer, if requested, if we choose to repurchase them. However, in the event a stockholder is having all of his or her shares repurchased, our board may waive the one-year holding requirement for shares purchased under our DRP. We may make Ordinary Repurchases only if we have sufficient funds available to complete the repurchase. In any given calendar month, we are authorized to use only the proceeds from our DRP during that month to make Ordinary Repurchases; provided that, if we have excess funds during any particular month, we may, but are not obligated to, carry those excess funds to the subsequent calendar month for the purpose of making Ordinary Repurchases. Subject to funds being available, in the case of Ordinary Repurchases, we limit the number of shares repurchased during any calendar year to no more than 5% of the number of Class A Shares, Class T Shares and Class T-3 Shares outstanding on December 31st of the previous calendar year. In the event that we determine not to repurchase all of the shares presented during any month, including as a result of having insufficient funds or satisfying the 5% limit, to the extent we decide to repurchase shares, shares will be repurchased on a pro rata basis up to the limits described above. Any stockholder whose Ordinary Repurchase request has been partially accepted in a particular calendar month will have the remainder of his or her request included with all new repurchase requests we have received in the immediately following calendar month, unless he or she chooses to withdraw that request.

In the case of Exceptional Repurchases, we may repurchase shares at a repurchase price equal to $22.50 per share, $22.51 per share and $22.51 per share for Class A Shares, Class T Shares and Class T-3 Shares, respectively, until the initial valuation date, and thereafter the repurchase price is equal to 100.0% of the most recent applicable estimated value per share reported by us. Exceptional Repurchases are not subject to a one-year holding period, or the 5% repurchase limit discussed above, and may be repurchased with funds from any source.

The SRP will immediately terminate if our shares become listed for trading on a national securities exchange. In addition, our board of directors, in its sole discretion, may, at any time, amend, suspend or terminate the SRP.

During the period covered by this quarterly report, we did not repurchase any of our securities.

Item 3.  Defaults Upon Senior Securities

None.

Item 4.  Mine Safety Disclosures

Not Applicable.

Item 5.  Other Information

Not Applicable.

Item 6.  Exhibits

The representations, warranties and covenants made by us in any agreement filed as an exhibit to this Form 10-Q are made solely for the benefit of the parties to the agreement, including, in some cases, for the purpose of allocating risk among the parties to the agreement, and should not be deemed to be representations, warranties or covenants to, or with, you. Moreover, these representations, warranties and covenants should not be relied upon as accurately describing or reflecting the current state of our affairs.

The exhibits filed in response to Item 601 of Regulation S-K are listed on the Exhibit Index attached hereto and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

/s/ Mitchell A. Sabshon
By:	Mitchell A. Sabshon
President and Chief Executive Officer
Date:	August 8, 2017

/s/ Catherine L. Lynch
By:	Catherine L. Lynch
Chief Financial Officer (Co-Principal Financial Officer)
Date:	August 8, 2017

/s/ David Z. Lichterman
By:	David Z. Lichterman
Vice President, Treasurer and Chief Accounting Officer (Co-Principal Financial Officer and Principal Accounting Officer)
Date:	August 8, 2017

Exhibit Index

Exhibit No.	Description

10.1	Agreement of Sale and Purchase, dated February 9, 2017, by and between Inland Real Estate Acquisitions, Inc. and VHTC Lot 10 LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K as filed by the Registrant with the Securities and Exchange Commission on May 4, 2017 (file number 000-55765))

10.2	First Amendment to Agreement of Sale and Purchase, dated April 17, 2017, by and between Inland Real Estate Acquisitions, Inc. and VHTC Lot 10 LLC (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K as filed by the Registrant with the Securities and Exchange Commission on May 4, 2017 (file number 000-55765))

10.3	Assignment and Assumption of Purchase and Sale Contract, dated May 3, 2017, by and between Inland Real Estate Acquisitions, Inc. and IRESI Vernon Hills Commons, L.L.C. (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K as filed by the Registrant with the Securities and Exchange Commission on May 4, 2017 (file number 000-55765))

10.4	Assignment and Assumption of Leases, dated May 3, 2017, by and between IRESI Vernon Hills Commons, L.L.C. and VHTC Lot 10 LLC (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K as filed by the Registrant with the Securities and Exchange Commission on May 4, 2017 (file number 000-55765))

10.5	Loan Agreement, dated May 3, 2017, by and between IRESI Vernon Hills Commons, L.L.C. and Parkway Bank and Trust Company (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K as filed by the Registrant with the Securities and Exchange Commission on May 4, 2017 (file number 000-55765))

10.6	Secured Promissory Note, dated May 3, 2017, by IRESI Vernon Hills Commons, L.L.C. for the benefit of Parkway Bank and Trust Company (incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K as filed by the Registrant with the Securities and Exchange Commission on May 4, 2017 (file number 000-55765))

10.7	Mortgage, Security Agreement, Assignment of Rents and Fixture Filing, dated May 3, 2017, by IRESI Vernon Hills Commons, L.L.C. to Parkway Bank and Trust Company (incorporated by reference to Exhibit 10.7 to the Registrant’s Current Report on Form 8-K as filed by the Registrant with the Securities and Exchange Commission on May 4, 2017 (file number 000-55765))

10.8	Assignment of Leases and Rents, dated May 3, 2017, by IRESI Vernon Hills Commons, L.L.C. to Parkway Bank and Trust Company (incorporated by reference to Exhibit 10.8 to the Registrant’s Current Report on Form 8-K as filed by the Registrant with the Securities and Exchange Commission on May 4, 2017 (file number 000-55765))

10.9

Security Agreement, dated May 3, 2017, by and between IRESI Vernon Hills Commons, L.L.C. and Parkway Bank and Trust Company (incorporated by reference to Exhibit 10.9 to the Registrant’s Current Report on Form 8-K as filed by the Registrant with the Securities and Exchange Commission on May 4, 2017 (file number 000-55765))

10.10

Guaranty, dated May 3, 2017, by Inland Residential Properties Trust, Inc. in favor of Parkway Bank and Trust Company (incorporated by reference to Exhibit 10.10 to the Registrant’s Current Report on Form 8-K as filed by the Registrant with the Securities and Exchange Commission on May 4, 2017 (file number 000-55765))

10.11	Environmental Indemnity Agreement, dated May 3, 2017, made by IRESI Vernon Hills Commons, L.L.C. and Inland Residential Properties Trust, Inc. in favor of Parkway Bank and Trust Company (incorporated by reference to Exhibit 10.11 to the Registrant’s Current Report on Form 8-K as filed by the Registrant with the Securities and Exchange Commission on May 4, 2017 (file number 000-55765))

10.12	Mezzanine Pledge and Security Agreement, dated May 3, 2017, by and between Inland Residential Operating Partnership, L.P. and Parkway Bank and Trust Company (incorporated by reference to Exhibit 10.12 to the Registrant’s Current Report on Form 8-K as filed by the Registrant with the Securities and Exchange Commission on May 4, 2017 (file number 000-55765))

Exhibit No.	Description
10.13

Mezzanine Guaranty Agreement, dated May 3, 2017, by Inland Real Estate Investment Corporation for the benefit of Parkway Bank and Trust Company (incorporated by reference to Exhibit 10.13 to the Registrant’s Current Report on Form 8-K as filed by the Registrant with the Securities and Exchange Commission on May 4, 2017 (file number 000-55765))

10.14

Mezzanine Promissory Note, dated May 3, 2017, by IRESI Vernon Hills Commons, L.L.C. for the benefit of Parkway Bank and Trust Company (incorporated by reference to Exhibit 10.14 to the Registrant’s Current Report on Form 8-K as filed by the Registrant with the Securities and Exchange Commission on May 4, 2017 (file number 000-55765))

31.1	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

31.2	Certification by Co-Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

31.3	Certification by Co-Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

32.1	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

32.2	Certification by Co-Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

32.3	Certification by Co-Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

101	The following financial information from our Quarterly Report on Form 10-Q for the period ended June 30, 2017, filed with the Securities and Exchange Commission on August 8, 2017 is formatted in Extensible Business Reporting Language (“XBRL”): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statement of Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements (tagged as blocks of text)

*	Filed as part of this Quarterly Report on Form 10-Q.